Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

BEIJING E-TOWN CHIPONE TECHNOLOGY CO., LTD.,

a limited liability company of the People’s Republic of China,

and

EXAR CORPORATION,
a Delaware corporation,

And solely for the purposes of Article 13 and Article 14,

BEIJING E-TOWN INTERNATIONAL INVESTMENT & DEVELOPMENT CO., LTD.,

a limited liability company of the People’s Republic of China,

and

CHIPONE TECHNOLOGY (BEIJING) CO., LTD.,

a company limited by shares of the People’s Republic of China

___________________________

Dated as of June 1, 2016

___________________________

 i

Article 5 Representations and Warranties of Buyer		42

5.1.	Organization and Good Standing	42
5.2.	Power, Authorization and Validity	43
5.3.	No Conflict	43
5.4.	Financing	43
5.5.	Representations	44

Article 6 Seller Covenants		44

6.1.	No Solicitation of Transactions	44
6.2.	Advice of Changes	45
6.3.	Maintenance of Business	45
6.4.	Conduct of Business	46
6.5.	Necessary Consents	49
6.6.	Litigation Matter	49
6.7.	Access to Information; Consultation	49
6.8.	Notices to Employees	49
6.9.	Satisfaction of Conditions Precedent	49
6.10.	Intercompany Arrangements	50
6.11.	Non-Competition and Non-Solicitation	50
6.12.	Preparation of Tax Returns and Financial Statements	51
6.13.	No Encumbrances	52
6.14.	Employee Benefit Matters	52
6.15.	Covenant Not to Sue	52
6.16.	Confirmatory Assignments of Intellectual Property	53

Article 7 Buyer Covenants		53

7.1.	Advice of Changes	53
7.2.	Satisfaction of Conditions Precedent	53
7.3.	Employee Benefit Matters	53

Article 8 Regulatory Approvals		54

8.1.	Regulatory Approvals	54

Article 9 Conditions to Obligations of Seller		57

9.1.	Accuracy of Representations and Warranties	57
9.2.	Covenants	57
9.3.	Compliance with Law; No Legal Restraints	57
9.4.	Government Consents	57
9.5.	Escrow Agreement	57
9.6.	License and Technology Agreement	57

Article 10 Conditions to Obligations of Buyer		58

10.1.	Accuracy of Representations and Warranties	58
10.2.	Covenants	58
10.3.	No Material Adverse Effect	58
10.4.	Compliance with Law; No Legal Restraints	58
10.5.	Government Consents	58
10.6.	CFIUS Approval, PRC Overseas Investment Approvals and MOEA Approval	58

10.7.	Resignations of Directors and Officers	59
10.8.	Company Good Standing Certificates	59
10.9.	Termination of Company Benefit Arrangements	59
10.10.	Completion of Restructuring of IML International Taiwan	59
10.11.	Intercompany Liabilities	59
10.12.	Escrow Agreement	59
10.13.	License and Technology Agreement	59
10.14.	Intellectual Property Transfer Agreement	59
10.15.	FIRPTA Certificate	59
10.16.	Company Closing Financial Certificate	59
10.17.	Company Closing Cash	59
10.18.	Transition Services Agreement	60
10.19.	Facility License Agreement	60
10.20.	Employment	60

Article 11 Termination of Agreement		60

11.1.	Termination by Mutual Consent	60
11.2.	Unilateral Termination	60
11.3.	Effect of Termination	61
11.4.	Termination Fee	61

Article 12 Survival of Representations, Indemnification and Remedies		62

12.1.	Survival of Representations and Warranties	62
12.2.	Agreement to Indemnify	63
12.3.	Limitations	64
12.4.	Notice of Claim.	65
12.5.	Defense of Third-Party Claims	66
12.6.	Resolution of Notice of Claim	68
12.7.	Treatment of Indemnification Payments	69
12.8.	Other Indemnification Matters	69

Article 13 Miscellaneous		69

13.1.	Governing Law	69
13.2.	Arbitration.	69
13.3.	Assignment; Binding Upon Successors and Assigns	70
13.4.	Severability	70
13.5.	Counterparts	70
13.6.	Other Remedies	70
13.7.	Amendments and Waivers	71
13.8.	Expenses	71
13.9.	Attorneys’ Fees	71
13.10.	Notices	71
13.11.	Interpretation; Rules of Construction	73
13.12.	No Joint Venture	73
13.13.	Further Assurances	73
13.14.	Third Party Beneficiary Rights	73
13.15.	Public Announcement	73
13.16.	Confidentiality	74
13.17.	Conflicts; Attorney Client Privilege	75

13.18.	Entire Agreement	75
13.19.	WAIVER OF JURY TRIAL	75

Article 14 Guarantee		75

14.1.	Guarantee	75
14.2.	Change in Obligations, Certain Waivers	76
14.3.	No Waiver; Cumulative Rights	77
14.4.	Representations and Warranties of Guarantors	77
14.5.	Continuing Guarantee	77
14.6.	No Recourse	77
14.7.	Nature of Guarantee	78

List of Exhibits and Schedules

Exhibit A	Escrow Agreement
Exhibit B	License and Technology Agreement
Exhibit C	Intellectual Property Transfer Agreement
Exhibit D	Transition Services Agreement
Exhibit E	Facility License Agreement
Seller Disclosure Letter
Additional Disclosures

Index of Defined Terms

Acquisition Proposal	1
Action	2
Affiliate	2
Affiliate Plans	35
Agreement	1
Agreement Date	1
Ancillary Agreements	2
Anti-Corruption Law	2
Antitrust Clearance	2
Antitrust Laws	2
Applicable Law	2
Balance Sheet Date	2
Board Change	61
Business Day	2
Buyer	1
Buyer Closing Certificates	3
Buyer Controlled Tax Proceeding	13
Buyer Fundamental Representations	65
Buyer Indemnifiable Matters	65
Buyer Indemnified Person	65
Buyer Indemnified Persons	65
CERCLA	40
CFIUS	3
CFIUS Approval	3
Change in Control Agreement	38
Change in Control Payment	3
Claim	68
Claims Period	68
Closing	3
Closing Date	3
COBRA	37
Code	3
Company	1
Company Balance Sheet	3
Company Benefit Arrangement	34
Company Business	3
Company Closing Cash	3
Company Closing Debt	3
Company Closing Financial Certificate	3
Company Current Facilities	39
Company Facilities	39
Company Financial Statements	4
Company Intercompany Assets	4
Company Intercompany Liabilities	4
Company IP	4
Company IP Agreements	28
Company IT Systems	4

 v

Company Material Contract	25
Company Net Working Capital Shortfall	4
Company Networking Capital	4
Company Owned IP Rights	4
Company Products	5
Company Registered IP	5
Company Shares	1
Company Source Code	5
Company Standalone Tax Returns	53
Company Tangible Assets	22
Company Websites	41
Consents	17
Contested Claim	71
Continuing Service Provider	55
Contract	5
control	2
Copyrights	7
Current Representation	77
Damages	65
Data Room	6
Debt	5
delivered	5
Designated Person	77
Disallowed Workers	53
Dispute	72
DOJ	56
Domain Names	7
Effect	8
Encumbrance	6
Entity	6
Environmental Law	40
ERISA	6
ERISA Affiliate	6
ERISA Group Company	6
Escrow Agent	11
Escrow Agreement	60
Escrow Cash	6
Evaluation Material	76
Exchange Act	7
Excluded Taxes	6
Extended Termination Date	63
FTC	56
Fundamental Matters	67
Fundamental Representations	65
GAAP	7
General Indemnification Limit	66
Governmental Authority	7
Governmental Permits	32
Group	7
Group Company	7
Group Company Organizational Documents	15

Guarantee	1
Guarantors	1
HKIAC Rules	72
HSR Act	7
IML California	12
IML International	12
Indemnifiable Matters	66
Indemnified Person	68
Indemnifying Person	68
Initial Termination Date	63
Intellectual Property	7
Intellectual Property Rights	7
Intercompany Contracts	42
IRS	7
knowledge of Seller	8
Lease	21
Liabilities	8
Liability	8
License and Technology Agreement	60
Material Adverse Effect	8
Materials of Environmental Concern	40
MOEA	8
MOEA Approval	8
MOFCOM	8
NCRC	8
NDA	76
Non-Recourse Party	79
Notice of Claim	68
Obligations	77
Open Source Material	8
Order	9
Patents	7
Permitted Encumbrances	9
Person	9
Post-Closing Representation	77
PRC	9
PRC Overseas Investment Approvals	9
PRC Transfer Taxes	11
Pre-Closing Tax Period	12
Pre-Closing Tax Returns	12
Prior Service Provider	9
RCRA	40
Real Property	21
Relevant Service Providers	33
Representatives	46
Restraint	58
Restricted Business	52
Restricted Period	52
Restricted Territory	52
RMB	9
SAFE	9

SASAC	9
Seller	1
Seller Acquisition	46
Seller Closing Certificates	9
Seller Controlled Tax Proceeding	13
Seller Disclosure Letter	14
Seller Financial Statements	9
Seller Fundamental Representations	65
Seller Indemnifiable Matters	66
Seller Indemnified Person	66
Seller Indemnified Persons	66
Seller IP Rep	65
Seller Patents	54
Seller’s knowledge	8
Share Purchase	1
Share Purchase Consideration	10
Shared Assets	22
Shared Contracts	42
Significant Customer	42
Significant Supplier	42
Software	10
Specified Circumstance	10
Specified Order	64
Straddle Period	12
Straddle Period Tax	12
Straddle Period Tax Returns	12
Subsidiary	10
tax	10
Tax Authority	10
Tax Proceeding	13
Tax Return	10
taxes	10
Technology	10
Terminable Intercompany Contracts	10
Terminable Shared Contracts	52
Termination Fee	64
Termination Fee Deposit Bank	64
Third-Party Claim	68
Threshold	66
Trade Secrets	7
Trademarks	7
Transfer Taxes	11
Transferring Employees	33
Unpaid Transaction Expenses	74
US$	10
WARN Act	38
Willful Breach	10

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of June 1, 2016 (the “Agreement Date”) by and among Beijing E-town Chipone Technology Co., Ltd., a limited liability company of the People’s Republic of China (“Buyer”), and Exar Corporation, a Delaware corporation (“Seller”) and solely for the purposes of Article 13 (to the extent applicable to Guarantors (as defined below)) and Article 14, Beijing E-Town International Investment & Development Co., Ltd. and Chipone Technology (Beijing) Co., Ltd. (together, the “Guarantors”).

RECITALS

A.     Seller owns all of the 1,000 issued and outstanding ordinary shares (the “Company Shares”) of Integrated Memory Logic Limited, a Cayman Islands exempt company and a wholly owned Subsidiary of Seller (the “Company”).

B.     Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the issued and outstanding Company Shares, all upon the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.     The Boards of Directors of Buyer, Seller and the Company have determined that the Share Purchase is in the best interests of their respective companies and equity holders or stockholders, as applicable, and have approved and declared advisable this Agreement and the Share Purchase.

D.     As a condition and inducement to Seller’s willingness to enter into this Agreement, the Guarantors agree to the guarantee provisions set forth in Article 14 of this Agreement (the “Guarantee”) with respect to the obligations of Buyer under this Agreement.

E.     Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Share Purchase and to prescribe various conditions to the Share Purchase.

Now, Therefore, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

“Acquisition Proposal” means with respect to the Company, any agreement, offer, proposal or indication of interest (other than this Agreement, any other offer, proposal or indication of interest by Buyer or its Affiliates) or any other offer, proposal or indication of interest for a Seller Change in Control, or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any direct or indirect acquisition or purchase, whether in one transaction or a series of transactions (including by way of sale, issuance, merger, consolidation, business combination, joint venture, share exchange or other similar transaction), by any Person or Group of any of the outstanding voting securities or voting power of the Company; (B) any direct or indirect sale, lease, mortgage, pledge, exchange, transfer, license or other disposition, whether in one transaction or a series of transactions (including by way of merger, consolidation, business combination, joint venture, share exchange or other similar transaction), of any of the assets of the Company; (C) any liquidation, dissolution or other similar type of transaction of the Company; or (D) any extraordinary dividend or distribution, whether of cash or other property of the Company

“Action” means any action, suit, litigation, arbitration, mediation, proceeding, prosecution, charge, investigation, hearing, audit, or subpoena that, if pending, is, or if threatened, would be, commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Authority or tribunal.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person; “control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise, provided that other state-owned enterprises or Governmental Authorities controlled by the PRC shall not be deemed an Affiliate of Buyer unless they are controlled by Buyer.

“Ancillary Agreements” means, collectively, each agreement, certificate or document (other than this Agreement) expressly referred to in either Article 9 or Article 10 herein that the parties are to enter into as a party thereto or deliver pursuant to this Agreement.

“Anti-Corruption and Anti-Bribery Law” means (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended and (B) any similar Applicable Law of any other jurisdiction.

“Antitrust Clearance” means all filings with and approvals of any Governmental Authority required to be made or obtained in connection with the transactions contemplated by this Agreement or any Ancillary Agreement shall have been made or obtained and shall be in full force and effect and the applicable waiting period under any applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Authority.

“Antitrust Laws” means the HSR Act or any other foreign Applicable Law designed to provide notice to antitrust/competition enforcement agencies in connection with a proposed transaction, prohibit, restrict or regulate agreements or other actions having the purpose or effect of restraining trade, monopolizing or attempting to monopolize commerce prohibiting unfair methods of competition, or engaging in transactions likely to substantially lessen competition or tending to create a monopoly.

“Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, treaties, codes and rules of any Governmental Authority and all Orders, in each case, applicable to a Person or any of its assets, properties or businesses.

“Balance Sheet Date” means March 27, 2016.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in Beijing, PRC and San Francisco, California are authorized or obligated by law or executive order to close.

“Buyer Closing Certificates” means each certificate to be delivered to Seller on behalf of Buyer by an officer or officers of Buyer at the Closing pursuant to Article 10.

“CFIUS” means Committee on Foreign Investment in the United States.

“CFIUS Approval” means (A) a written determination from CFIUS to the effect that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to 31 C.F.R. § 800.207, (B) a written determination from CFIUS to the effect that it has determined that there are no unresolved national security concerns, or (C) if CFIUS has sent a report to the President of the United States following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.503 requesting the President’s decision under Section 721 of the DPA with respect to the transactions contemplated by this Agreement, then (i) the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (ii) the President shall not have taken any action after 15 days from the date the President received such report from CFIUS.

“Change in Control Payment” to the extent constituting a Liability of a Group Company, means any amount payable to a Relevant Service Provider for (A) any commission, obligation, severance, bonus, or other payment of any kind, including all payments and benefits payable pursuant to Change in Control Agreements effective as of the Closing Date (as set forth in Schedule 3.16(o)) that is accelerated or triggered (in whole or in part) as a result of the consummation of the transactions contemplated hereby or by any agreement, document or instrument entered into in connection herewith, but only to the extent such bonus or other payment is due, paid or payable prior to or upon the Closing and (B) the employer portion of payroll taxes that may be owed in respect of the foregoing.

“Closing” means the closing of the transactions to consummate the Share Purchase.

“Closing Date” means the date no later than the seventh Business Day after the satisfaction or waiver of the conditions set forth in Article 9 and Article 10 (other than the conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or such other date as may be agreed to in writing by the parties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date included in the Company Financial Statements.

“Company Business” means the business of the Group Companies as currently conducted, consisting of the design, development, manufacture, sale and marketing of Company Products for the consumer flat-panel display market (tablets, televisions, notebooks, monitors and mobile devices) and the LED lighting market (drivers).

Company Closing Cash” means, as of the Closing, the Company’s unrestricted cash and cash equivalents such as marketable securities, as defined by and determined in accordance with GAAP.

“Company Closing Debt” means, as of the Closing, the Company’s Debt.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Seller dated as of the Closing Date certifying (A) the amount of Company Net Working Capital (including an itemized list of each element of the Company’s consolidated current assets and consolidated current liabilities included in such calculation), (B) the amount of Company Closing Cash (including an itemized list of the jurisdictions and bank accounts in which such Company Closing Cash resides), and (C) the amount of Company Closing Debt (including an itemized list of each item of Debt, a description of the nature of such Debt and the Person to whom such Debt is owed), a draft of which will be delivered by Seller to Buyer at least three Business Days prior to the Closing Date.

“Company Financial Statements” means (A) the Company’s unaudited balance sheet as of March 29, 2015, and the Company’s unaudited statements of operations and statements of cash flows for the fiscal year ended March 29, 2015; and (B) the Company’s unaudited balance sheet as of March 27, 2016, and the Company’s unaudited statement of operations and statement of cash flows for the fiscal year ended on March 27, 2016.

“Company Intercompany Assets” means all debit amounts categorized under the line items 1351, 1395, and 1396 on the Company Balance Sheet and all amounts of receivables due from Seller or any of its Affiliates (other than the Group Companies) each as identified on Schedule 6.10 to the Seller Disclosure Letter.

“Company Intercompany Liabilities” means all credit amounts categorized under the line items 1351, 1395 and 1396 on the Company Balance Sheet and all amounts of payables due to Seller or any of its Affiliates (other than the Group Companies) from any Group Company each as identified on Schedule 6.10 to the Seller Disclosure Letter.

“Company IP” means (A) all Company-Owned IP and (B) all other Intellectual Property used or held for use in the Company Business.

“Company IT Systems” means computers, computer software, code, firmware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment owned or currently in use by the Company.

“Company Net Working Capital” means (A) the Company’s consolidated total current assets as of the Closing Date (as defined by and determined in accordance with GAAP and historical practice of the Company, provided that in the event historical practice deviates from GAAP, historical practice shall prevail) less (B) the Company’s consolidated total current liabilities as of the Closing Date (as defined by and determined in accordance with GAAP and historical practice of the Company, provided that in the event historical practice deviates from GAAP, historical practice shall prevail). For purposes of calculating Company Net Working Capital, (i) the Company’s current liabilities shall exclude (1) Excluded Taxes, (2) Change in Control Payments, (3) Debt and (4) Unpaid Transaction Expenses, and (ii) the Company’s current assets shall exclude Company Closing Cash. Schedule 1(a) of the Seller Disclosure Letter sets forth an indicative calculation of Company Net Working Capital as of the Balance Sheet Date.

“Company Net Working Capital Shortfall” means the excess (if any) of US$17,090,000.00 over the Company Net Working Capital.

“Company Owned IP” means any and all Intellectual Property that is owned or purportedly owned by the Group Companies including all Company Registered IP.

“Company Products” means, (a) all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Group Companies, ,(b) all products or services currently under development by and for any Group Company as of the Closing Date and (c) the products set forth on Schedule 1 (b), provided, however Company Products shall not include (x) all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Seller and all of its Subsidiaries other than the Group Companies, and (y) all products or services currently under development by and for Seller or any its Subsidiaries other than the Group Companies as of the Closing Date, in each case that are not set forth on Schedule 1(b).

“Company Registered IP” means all United States, international and foreign (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by, or in the name of, any Group Company, with any governmental authority.

“Company Source Code” means, collectively, any Software source code or confidential manufacturing specifications or designs, any material portion or aspect of Software source code or confidential manufacturing specifications or designs, including hardware description language, register transfer language, circuit layouts, circuit schematics, design databases, or any material proprietary information or algorithm contained in or relating to any Software source code or confidential manufacturing specifications or designs, of any Company-Owned IP or Company Products.

“Contract” means any written or oral agreement, contract, subcontract, lease, sublease, instrument, note, option, warranty, purchase order, license, sublicense, permit, mortgage, guarantee, insurance policy, consent, benefit plan or other commitment, in each case as amended, supplemented or otherwise modified.

“Debt” means, with respect to any Person, the aggregate of the following: (A) any liability of such Person (1) for borrowed money (including all outstanding principal thereof), (2) under any obligation (contingent or otherwise) under a letter of credit, bankers’ acceptance, note purchase facility, surety, performance bond, credit card line or the like (but only to the extent drawn), (3) evidenced by a bond, note, debenture or similar instrument or debt securities (including a purchase money obligation), (4) for amounts owing as deferred purchase price for assets, property, including any “earn-out”, contingent or other similar type of payment, (5) under any capitalized or synthetic leases, (6) under any derivative, financial hedging, swap or similar arrangements; (B) any direct or indirect guarantee, support or keep-well obligations in respect of liabilities of the kind described in clause (A) of any other Persons; and (C) any liabilities of the kind described in clauses (A) or (B) secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property or assets owned by such Person. Debt includes (without duplication in the Company Net Working Capital or otherwise) any and all accrued and unpaid interest, success fees, prepayment penalties and premiums, make whole premiums or penalties, change of control premiums and employer payroll taxes payable in respect of any Debt. For avoidance of doubt, Debt excludes deferred revenue, trade payables, and other similar liabilities incurred in the ordinary course of business consistent with past practice and Company Intercompany Liabilities.

“delivered” means, with respect to any statement in Article 3 of this Agreement to the effect that any information, document or other material has been “delivered” to Buyer or its representatives, that such information, document or material was available for review by Buyer or its representatives in the virtual data room set up by Seller in connection with this Agreement as of 5:00 p.m. Pacific Time on the date no later than one Business Days prior to the Agreement Date and continuously thereafter until the earlier of the Closing or termination of this Agreement (“Data Room”). Notwithstanding anything set forth above, the Seller Disclosure Letter shall be delivered concurrently herewith.

“Encumbrance” means, with respect to any personal or real property, any mortgage, deed of trust, lien, pledge, hypothecation, security interest, title retention device, collateral assignment, option, right of first refusal or offer, co-sale right, preemptive right, community property interest, attachment, restrictive covenant, encroachment or other similar encumbrance of any kind in respect of such asset or property.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, association, estate, proprietorship, company (including any company limited by shares, limited liability company or joint stock company) or any other organization of any kind.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Entity which is a member of: (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (B) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company.

“ERISA Group Company” means each Group Company, and, solely as applicable to any liability or obligation to a Relevant Service Provider, Seller, and any ERISA Affiliate of Seller or the Group Companies, provided that any representation involving an ERISA Affiliate of Seller or the Group Companies (other than Seller and the Group Companies) shall only speak to Seller’s knowledge.

“Escrow Cash” means US$5,000,000 and any interest or earnings on such amount while it is held by the Escrow Agent.

“Excluded Taxes” means any taxes that (A) are imposed on Seller (or any of its Affiliates other than the Group Companies), (B) are imposed on or payable with respect to the Group Companies, their business, assets or operations for any Pre-Closing Tax Period (including as a result of the transactions contemplated by Section 6.10 (Intercompany Arrangements)) or for the pre-Closing portion of any Straddle Period as determined under Section 2.3(c), (C) arise under Treas. Reg. § 1.1502-6 or any similar provision of state, local or non-U.S. law by virtue of any Group Company having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing, including for the avoidance of doubt any such taxes attributable the income of the Group Companies for any Pre-Closing Tax Period or for a Pre-Closing portion of a Straddle Period, (D) are withholding taxes (or other taxes termed as, or in the nature of, withholding taxes) imposed on any payment by Buyer pursuant to this Agreement (including, for clarity, any Taxes imposed as a result of the Share Purchase under PRC State Administration Bulletin No. 7 (2015) or similar principles of PRC Tax laws), or (E) are Seller’s share of the Transfer Taxes pursuant to Section 2.3(a) and, in each of the above cases, any costs and penalties relating thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body and any court or other tribunal); or (D) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Group Company” means any of the Company and its Subsidiaries.

“HSR Act” means the Hart–Scott–Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means Intellectual Property Rights and Technology.

“Intellectual Property Rights” means any and all rights in, arising out of, or associated with any of the following, throughout the world: (A) patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom, and all rights in and to inventions or any of the foregoing (“Patents”), (B) trade and industrial secrets and confidential or proprietary information or know how (“Trade Secrets”), (C) trade names, trademarks, service marks, service names and trade dress, whether or not registrable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing (“Trademarks”), (D) Internet domain names and URLs (“Domain Names”), (E) Software, mask works and other works of authorship and copyrightable subject matter, and all copyrights therein, together with registrations and applications therefor (“Copyrights”), (F) sui generis rights in data collections and databases, and (G) all other similar or equivalent intellectual property or proprietary rights now known or recognized anywhere in the world, including the right to enforce and recover damages for the infringement or misappropriation of any of the foregoing.

“IRS” means the Internal Revenue Service.

“knowledge of Seller” or “Seller’s knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of the individuals listed on Schedule 1(c) of the Seller Disclosure Letter of such fact, circumstance, event or other matter.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” when used in connection with an Entity means any change, event, development, circumstance, condition or effect (each, an “Effect”) that is or would reasonably be expected to be, individually or in the aggregate, taking into account all other Effects and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by, or a breach of the covenants, agreement or obligations of, such Entity in this Agreement, materially adverse in relation to the financial condition, assets (including intangible assets), Liabilities, business, employees, operations or results of operations of such Entity and its Subsidiaries, taken as a whole, except to the extent that any such Effect results from any one or more of the following: (A) changes in general economic conditions; (B) changes in conditions in the industries in which such Entity conducts business; (C) acts of war or terrorism including the escalation or worsening of war or terrorism or other similar conflict; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in the United States or any other country or region in the world, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any loss of, or adverse change in, the relationship of any Entity with its employees, customers, distributors, partners or suppliers that is related thereto) and (F) changes in any Applicable Law or changes in GAAP or other accounting standards (or the interpretation thereof); provided that any such Effect directly resulting from the matters described in clauses (A), (B), (C), (D) and (F) above does not disproportionately affect such Entity as compared to its competitors (it being understood that with respect to the matters described in clause (D) above, in the event that the natural disaster takes place in the San Francisco Bay Area, the comparison will be against such other companies also located in the San Francisco Bay Area).

“MOEA” means the Investment Commission, the Ministry of Economic Affairs of Taiwan.

“MOEA Approval” means the approval granted by MOEA for the Company to change its investor’s status from a foreign investor to a PRC investor pursuant to the Act Governing Relations between the People of the Taiwan Area and the Mainland Area and the Regulations Governing Investments by Nationals in Mainland Area or as otherwise set forth in Schedule 10.10.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Open Source Materials” means Software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Industry Standards Source License (SISSL) and the Apache License).

“Order” means any order, writ, injunction, judgment, decision, ruling, decree, award, determination or stipulation issued, promulgated or entered by, or any settlement or other agreement under the jurisdiction of, any court, arbitrator, mediator or other Governmental Authority or tribunal.

“Permitted Encumbrances” means: (A) statutory liens for taxes that are not yet due and payable or liens for taxes that are being contested in good faith by appropriate proceedings for which adequate reserves have been recorded on the Company Balance Sheet in accordance with GAAP; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; and (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any individual, Entity or Governmental Authority.

“PRC” means the People’s Republic of China, and for the purposes of this Agreement, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Overseas Investment Approvals” means, collectively, the filings and approvals with or by PRC Governmental Authorities with respect to the transactions contemplated hereby, including (A) the filings with and/or approvals of NDRC, SASAC and MOFCOM with respect to the consummation of the transactions contemplated hereby by Buyer; and (B) foreign exchange registration conducted by authorized banks and/or by SAFE in connection with the transactions contemplated hereby, including registration and/or approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Seller or other interests pursuant to or in connection with this Agreement (to the extent that funding in U.S. dollars is required thereunder).

“Prior Service Provider” means an individual who is not a Relevant Service Provider but who was previously an employee, consultant or independent contractor with or to a Group Company.

“RMB” means renminbi, the lawful currency of the PRC.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SASAC” means the State-owned Assets Supervision and Administration Commission of the State Council of the PRC or its competent local counterparts.

“Seller Closing Certificates” means each certificate to be delivered to Buyer on behalf of Seller by an officer or officers of Seller at the Closing pursuant to Article 10.

“Seller Financial Statements” means (A) Seller’s audited balance sheet as of March 29, 2015, and Seller’s audited statements of operations and statements of cash flows for the fiscal year ended March 29, 2015; and (B) Seller’s unaudited balance sheet as of March 27, 2016, and Seller’s unaudited statement of operations and statement of cash flows for the fiscal year ended on March 27, 2016.

“Share Purchase Consideration” means (A) US$136,000,000, plus (B) the Company Closing Cash, minus (C) the Company Closing Debt, minus (D) the Company Net Working Capital Shortfall.

“Software” means computer software code, applications, utilities, development tools, development engines, firmware, microcode, libraries, routines, subroutines or other code, whether in source code, interpreted code or object code form.

A “Specified Circumstance” shall be deemed to exist if (A) the condition set forth in Section 10.6(a) is not satisfied and Buyer has not fully complied with its obligations under Section 8.1 or (B) the condition set forth in Section 10.6(b) is not satisfied and has not been validly waived.

“Subsidiary” means any corporation or other business Entity: (A) in which a Person owns (directly or indirectly, beneficially or of record) at least a 50% equity interest or (B) in which a Person owns (directly or indirectly, beneficially or of record) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body.

“tax” (and, with correlative meaning, “taxes”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, goods and services, transfer, franchise, business and occupation, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person.

“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any tax.

“Tax Return” means any return, declaration, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with any Governmental Authority with respect to taxes, or any amendment to any of the foregoing.

“Technology ” means any and all technology, materials, or information, including inventions (whether patentable or not), improvements, trade secrets, proprietary processes, algorithms and information, know how, databases and data collections, invention disclosures, technical data and customer lists, software, industrial and product designs, business plans, product roadmaps, works of authorship (whether copyrightable or not), and documentation relating to any of the foregoing, and all copies, manifestations and tangible embodiments of the foregoing.

“Terminable Intercompany Contracts” has the meaning in Section 6.10(d).

“US$” means the lawful currency of the United States of America.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with knowledge (after reasonable inquiry) that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2

THE SHARE PURCHASE

2.1.     The Closing. Subject to termination of this Agreement as provided in Article 11, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA, 94041, as of 5:00 p.m. Pacific Time on the Closing Date.

2.2.     Purchase and Sale of Company Shares.

(a)     Sale and Transfer of the Company Shares. At the Closing, upon the terms and subject to the conditions contained herein, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller, all of Seller’s right, title and interest in and to all of the issued and outstanding Company Shares, free and clear of any and all Encumbrances.

(b)     Sufficiency of Funds. At least ten (10) days prior to the Closing Date, Buyer shall have sufficient funds to consummate the transactions contemplated by this Agreement including funds sufficient to make payment in full of the amounts payable by Buyer pursuant to this Agreement in U.S. dollars of immediately available funds to the U.S. bank account of Seller on the Closing Date. At least ten (10) days prior to the Closing Date, Buyer shall have delivered to Seller a duly authorized and executed Funds Certificate certifying: (i) a copy of a bank statement as of a date no more than fifteen (15) days prior to the Closing Date confirming the amount of funds held by Buyer; and (ii) a statement confirming that such funds are reserved only for payment of the Share Purchase Consideration, subject to the terms and conditions of this Agreement.

(c)     Payment of Share Purchase Consideration. At the Closing, Buyer shall pay the Share Purchase Consideration (less the Escrow Cash to be deposited with the U.S. Bank National Association (the “Escrow Agent”) pursuant to Section 2.2(d)) to Seller upon receipt of a copy of the updated register of members of the Company, certified by the registered agent of the Company, reflecting Buyer as the sole registered holder of the Company Shares.

(d)     Escrow. As soon as reasonably practicable after the Closing Date, but in no event later than 15 Business Days following the Closing Date, Buyer shall cause the Escrow Cash to be deposited with the Escrow Agent. The Escrow Cash shall constitute partial security for the indemnification obligations of Seller pursuant to Article 12, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement.

2.3.     Tax Matters.

(a)     Transfer Taxes. Seller and Buyer shall each be responsible for and shall pay 50% of any and all direct or indirect sales, transfer, stamp, value added or use taxes, documentary charges or similar taxes associated with this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby (“Transfer Taxes” ) up to an aggregate amount of US$5,000,000, and Buyer shall be solely responsible for and shall pay any Transfer Taxes that exceed US$5,000,000.

(b)     Straddle Period Tax. In the case of any real property taxes, personal property taxes or any similar ad valorem taxes attributable to the Group Companies that are in respect of any taxable period commencing on or before the Closing Date and ending after the Closing Date (a “Straddle Period” and such a tax, “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis with Seller responsible for such Straddle Period Tax attributable to the period ending on and including the Closing Date and Buyer responsible for such Straddle Period Tax attributable to the period commencing after the Closing Date. Other Straddle Period Taxes of the Group Companies (including taxes imposed on the basis of income, gross receipts and similar measures) shall be allocated between Buyer and Seller based on a closing of the books at the end of the Closing Date. Any Straddle Period Taxes shall be timely paid and, subject to Section 2.3(c)(ii) and all Tax Returns with respect thereto shall be filed as provided by Applicable Law. The paying party shall be entitled to reimbursement or indemnification from the non-paying party in accordance with this Section 2.3(b) and Section 12.2. Notwithstanding the generality of the foregoing, (i) any taxes attributable to an investment in “United States property” (as defined in Section 956 of the Code) held by IML International, a Cayman Islands exempt company and a wholly owned Subsidiary of IML California (“IML International”) or any of its Subsidiaries on or prior to the Closing Date shall be allocated to Pre-Closing Tax Period, (ii) any taxes attributable to the “subpart F income” (as defined in Section 952 of the Code) of IML International or any of its Subsidiaries for the Straddle Period shall be allocated by the closing the books of IML International and its Subsidiaries on the Closing Date and treating the portion of such subpart F income arising on or before the Closing Date as if it were included in gross income of Integrated Memory Logic, Inc., a California corporation and a wholly owned Subsidiary of the Company (“IML California”), for the Pre-Closing Tax Period; provided that any determination of earnings and profits acting as a limitation on any such subpart F income inclusion shall utilize the same closing –of-the-books method.

(c)     Preparation and Filing of Tax Returns.

(i)     Pre-Closing Tax Returns. Seller shall prepare or cause to be prepared, in a manner consistent with the past practices of Seller and the Group Companies, and timely file or cause to be timely filed, all Tax Returns of the Group Companies for any taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period” and such Tax Returns, “Pre-Closing Tax Returns”) that are required to be filed on or prior to the Closing Date or that are consolidated, combined, or unitary Tax Returns. Seller shall pay (or cause to be paid) to the applicable Tax Authority all taxes shown to be due on any Pre-Closing Tax Return. With respect to any Pre-Closing Tax Returns required to be filed after the Closing Date (other than consolidated, combined, or unitary Tax Returns), at least 60 days before the due date of any Pre-Closing Tax Return, Seller will provide a draft copy of such Tax Return to Buyer for Buyer’s review and comment. Seller shall take into account any reasonable changes requested by Buyer before finalizing such Tax Return. Seller shall provide a final copy of such Tax Return for filing together with an amount equal to any taxes shown to be due on such Tax Return, and Buyer shall thereafter cause the Group Company to execute and timely file such Tax Returns and shall timely remit any taxes payable with respect to such Tax Return. Buyer shall not file or amend, or cause any Group Company to file or amend, any Pre-Closing Tax Return of such Group Company without the prior written consent of Seller; provided, that Seller’s consent shall not be unreasonably withheld, delayed or conditioned.

(ii)     Straddle Period Tax Returns. Buyer shall prepare or cause to be prepared any Tax Returns of the Group Companies for a Straddle Period (“Straddle Period Tax Returns”) and shall provide draft copies of such Tax Returns to Seller no less than 60 days prior to the due date for filing such Tax Returns (taking into account any applicable extensions). Seller shall have the right to review and comment on such Straddle Period Tax Returns, and Buyer shall incorporate all reasonable changes requested by Seller. Seller shall pay to Buyer the amount of the Straddle Period Tax for which it is responsible at least two Business Days prior to the due date of any Straddle Period Tax Return. Buyer shall thereafter cause the Company to execute and timely file such Straddle Period Tax Returns and shall timely remit any taxes payable with respect to such Straddle Period Tax Returns. Buyer shall not amend, or cause or permit the Company to amend, any Straddle Period Tax Returns without the prior written consent of Seller, if such amendment would increase taxes for which Seller is liable pursuant to Section 12.2; provided, that Seller’s consent shall not be unreasonably withheld, delayed or conditioned.

(d)     Tax Proceedings. Buyer and Seller shall each promptly notify the other in writing upon the receipt of notice from any Tax Authority of any pending or threatened audit or administrative or judicial proceeding related to taxes (a “Tax Proceeding”) of or with respect to any Group Company, its business, assets or operations for any Pre-Closing Tax Period or any Straddle Period. Any failure to so notify the other party of any Tax Proceeding shall not relieve such other party of any liability with respect to such Tax Proceeding except to the extent such party was actually prejudiced as a result thereof. Seller shall have the right to control any Tax Proceeding with respect to any Group Company relating solely to any Pre-Closing Tax Period (“Seller Controlled Tax Proceeding”); provided, however, that Seller (i) shall keep Buyer fully informed with respect to any Seller Controlled Tax Proceeding, (ii) shall consult with Buyer before taking any significant action in connection with a Seller Controlled Tax Proceeding as it relates to the Group Companies, and (iii) will not settle, compromise or abandon any Seller Controlled Tax Proceeding without obtaining Buyer’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), if such settlement, compromise or abandonment could reasonably be expected to have an adverse impact on Buyer or any of its Affiliates (including the Group Companies) in a taxable period ending after the Closing Date. Buyer shall have the sole right to control any other Tax Proceedings with respect to the Group Companies (“Buyer Controlled Tax Proceeding”), provided, however, that, in the case of a Buyer Controlled Tax Proceeding that includes a Straddle Period or a Pre-Closing Tax Period, Buyer (A) shall keep Seller fully informed with respect to any Buyer Controlled Tax Proceeding to the extent related to the Straddle Period or Pre-Closing Tax Period, as the case may be (B) shall consult with Seller before taking any significant action in connection with any Buyer Controlled Tax Proceeding to the extent related to the Straddle Period or Pre-Closing Tax Period, as the case may be, and (C) will not settle, compromise or abandon any Buyer Controlled Tax Proceeding without obtaining Seller’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), if Seller could reasonably be expected to be required to indemnify Buyer with respect to such settlement, compromise or abandonment. Section 12.5 shall not apply to any Tax Proceedings.

(e)     Tax Refunds. All refunds of taxes received (or realized by way of a reduction of taxes otherwise payable) by Buyer or any of its Affiliates (including, after the Closing, any Group Company) that are attributable to Excluded Taxes paid or borne by Seller, net of any reasonable out-of-pocket expenses attributable to the obtaining of such refund and any tax imposed on the Group Companies as a result of the receipt of such refund and payment to Seller hereunder, shall be for the account of Seller and shall be paid by Buyer to Seller within 30 days of the receipt of such refund. Buyer shall provide Seller with reasonable substantiation of its out-of-pocket expenses and net tax cost associated with receipt of such refund. Notwithstanding the foregoing, Seller shall not be entitled to any refunds of taxes attributable to a carryback of tax attributes arising in a taxable period beginning after the Closing Date, which refunds shall be for the account of Buyer. To the extent any refund paid by Buyer to Seller under this Section 2.3(e) is subsequently disallowed or required to be returned to the applicable Tax Authority, Seller agrees to promptly repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to Buyer.

(f)     Tax Cooperation. To the extent relevant to a Group Company, its business, assets or operations, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any Tax Proceeding and (ii) retain for the longer of the applicable statute of limitations, including extension of such statute of limitations, or six years following the Closing Date and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns or the conduct of any Tax Proceeding. Neither party shall dispose of records or other information pertaining to (ii) above without first notifying the other party of such intent.

(g)     Withholding Taxes. Buyer may withhold any taxes required by Applicable Law to be withheld from the consideration payable hereunder except as otherwise set forth in Schedule 2.3(g) of the Seller Disclosure Letter, provided that, with respect to any withholding applicable to the Share Purchase Consideration, (i) Buyer, upon Seller’s reasonable request, explains the basis for such withholding, (ii) cooperates with Seller to the extent reasonable in efforts to obtain reduction of or relief from such withholding, and (iii) as soon as practicable upon Seller’s request, shall use commercially reasonable efforts to provide Seller with withholding documentation showing the amount of taxes withheld in such a form as is reasonably necessary for Seller to obtain a credit for the taxes withheld. Any withheld amounts shall be treated as having been paid to Seller hereunder to the extent such amounts are paid over to the appropriate Governmental Authority. Seller shall provide or cause its Affiliates to provide any certificates or statements required to minimize or avoid such withholding under the Foreign Investment in Real Property Tax Act (or other Applicable Laws), including a duly authorized and executed certificate prepared in accordance with Treasury Regulations Section 1.1445-2(b) certifying Seller’s non-foreign status.

(h)     Tax Sharing Agreements. To the extent relating to the Group Companies, Seller shall terminate or cause to be terminated, on or before the Closing, all tax sharing agreements or arrangements (other than this Agreement), if any, to which any Group Company, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties, so that neither Seller or any of its Affiliates nor any Group Company shall have any rights or obligations thereunder after the Closing.

2.4.     Further Assurances. If, at any time before or after the Closing, Buyer reasonably believes that any further instruments, deeds, assignments or assurances are necessary to consummate the Share Purchase or to carry out the transactions set forth in this Agreement, then the Company, Seller, Buyer and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things necessary to consummate the Share Purchase.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER REGARDING THE COMPANY

Subject to the exceptions set forth in the disclosure letter of Seller addressed to Buyer, dated and delivered as of the Agreement Date (the “Seller Disclosure Letter”), which disclosures shall be numbered to correspond to the applicable section and subsection of this Article 3 and shall be deemed to apply to each other section and subsection hereof to the extent the disclosure is reasonably apparent on its face, upon a reading of the disclosure without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed. For avoidance of doubt, no representation or warranty made in Article 3 applies to the business of Seller other than the Company Business, except to the extent such other business applies to or affects the business of any Group Company. Seller hereby represents and warrants to Buyer as of the Agreement Date and the Closing Date, as follows:

3.1.     Organization and Good Standing(a)     . Each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Group Company is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where such failure to be in good standing would not be material to such Group Company. Each Group Company is duly qualified or licensed to do business, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where failure to be so qualified or licensed would not be material to the Company. Schedule 3.1 of the Seller Disclosure Letter lists a true and complete list of each jurisdiction in which each Group Company is so qualified or licensed or in good standing. Seller has delivered to Buyer a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company (the “Group Company Organizational Documents”). Such Group Company Organizational Documents are in full force and effect. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents. The transactions pursuant to which Seller acquired the Company and became the sole shareholder of the Company closed on September 15, 2014.

3.2.     Subsidiaries(b)     . A true and complete list of all Subsidiaries of the Company, together with the jurisdiction of organization of each such Subsidiary and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary owned by a Group Company, is set forth in Schedule 3.2 of the Seller Disclosure Letter. Except as disclosed in Schedule 3.2 of the Seller Disclosure Letter: (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same; and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement. The Company is the direct or indirect owner of all of the issued and outstanding shares of each Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances), and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal created by statute, or any organizational or governing documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued share capital or other securities of any Subsidiary, or otherwise obligating any Group Company to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

3.3.     Power, Authorization and Validity.

(a)     Power and Authority. The Company has all requisite corporate or other organizational power and authority to enter into, execute, deliver and perform its obligations under each of the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.

(b)     Board Approval. The Share Purchase and the execution, delivery and performance by the Company of each of the Ancillary Agreements to which it is a party and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all necessary corporate action of the Company and do not require any further authorization, action or consent of the Company. Without limiting the generality of the foregoing, the Company’s Board of Directors at a meeting duly called and held or via written consent, has unanimously (i) determined that the Share Purchase, the Ancillary Agreements to which it is a party and the other transactions contemplated hereby and thereby are fair to, and in the best interests of, the Company and (ii) approved and adopted the Share Purchase, this Agreement, the Ancillary Agreements and the other transactions contemplated hereby and thereby in accordance with the provisions of the Cayman Islands Companies Law and the Company’s memorandum and articles of association.

(c)     Enforceability. On the Closing Date, the Ancillary Agreements to which the Company is a party will have been duly and validly executed and delivered by the Company. Each of the Ancillary Agreements to which the Company is a party are, or when executed by the Company shall be, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, in each case, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.4.     Capitalization of the Company.

(a)     Outstanding Company Shares. A total of 1,000 Company Shares are issued and outstanding, all of which are owned of record and beneficially by Seller, free and clear of all Encumbrances. All issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no liability for dividends or distributions to holders of Company Shares that are accrued and unpaid by the Company. Seller has good and valid title to all issued and outstanding Company Shares and there are no limitations or restrictions on Seller’s right to transfer such Company Shares to Buyer pursuant to this Agreement. Upon transfer of all Company Shares to Buyer in accordance with the terms of Article 2, Buyer will receive valid title to the Company Shares free and clear of all Encumbrances.

(b)     No Other Rights. There are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, compensatory equity or equity-linked interests (including restricted units, profits interests, phantom equity or similar awards or rights) or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares or securities of, or other equity interests in, any Group Company. The memorandum and articles of association of the Company does not provide, and the Company is not a party to or otherwise bound by any Contract providing, registration rights, rights of first refusal, preemptive rights, subscription rights, co-sale rights or any other similar rights or other restrictions applicable to any outstanding securities of the Company. Neither the Company nor Seller is a party to any Contracts regarding the voting of any outstanding securities of the Company, including any voting trusts, stockholder agreements, proxies or other voting agreements.

(c)     No Equity Awards. There are no options, restricted stock units, stock appreciation rights, phantom stock rights, warrants, calls, rights or Contracts of any character to which the Company or Seller is a party or by which it is bound obligating the Company at any time to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any capital stock, options, restricted stock units, warrants or other rights to purchase shares of capital stock or other securities of the Company, or obligating Seller or Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract with respect to shares of capital stock or other securities of the Company. Schedule 3.4(c) of the Seller Disclosure Letter identifies each service provider of the Group Companies or other Person with an offer letter or other commitment by a Group Company or Seller that contemplates a grant of, or right to purchase or receive options to purchase shares of the Company or Seller capital stock or other securities or phantom stock rights of the Company or Seller, that in each case, have not been issued or granted as of the date hereof, together with the number of such shares of Company or Seller capital stock underlying those awards and any promised terms thereof. True and complete copies of Seller’s and Company’s equity incentive plans and all form award agreements thereunder, and executed copies of all award agreements that deviate from such form award agreements, have been provided to Buyer, and such plans and Contracts have not been amended, modified or supplemented since being provided to Buyer, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those provided to Buyer, other than as contemplated by this Agreement.

3.5.     No Conflict. The execution and delivery of any Ancillary Agreements to which the Company is a party by the Company does not, and the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated by this Agreement or any Ancillary Agreement to which it is a party (in each case, with or without the giving of notice or lapse of time, or both) will not, directly or indirectly, (i) violate, contravene or conflict with, or result in a breach of any provision of the Company’s memorandum and articles of association, (ii) violate, conflict with or result in a breach of or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, notification, amendment, modification, imposition of additional obligations or loss of rights, or result in the creation of an Encumbrance pursuant to, or require a consent to assignment, under any Company Material Contract, (iii) violate, contravene or conflict with any Applicable Law or Order applicable to the Company or the Company Business or any of the Company’s assets or properties or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by this Agreement or any Ancillary Agreement or to exercise any remedy, obtain any relief under or revoke or otherwise modify any rights held under any Applicable Law or Order or (iv) result in the creation or imposition of any Encumbrances upon the Company Shares or any of the properties, rights or assets owned, leased, licensed or used by the Company, except in each case under (ii) and (iii) above, where such violation, conflict, breach or other result would not be material to the Company. Schedule 3.5 of the Seller Disclosure Letter sets forth all consents, waivers, assignments and other approvals and actions that are required in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements under any Company Material Contract (collectively, “Consents”) in order to preserve all material rights of, and material benefits to, the Company and to permit the Company to operate the Company Business.

3.6.     No Consents. No approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority except as expressly contemplated in this Agreement is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under each of the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby, except where failure to obtain such approval would not materially and adversely affect the ability of the Company to consummate or timely perform the Share Purchase or its obligations hereunder or to consummate the transactions contemplated hereby.

3.7.     Litigation. There is no, and since September 15, 2014 there has not been any, Action pending or outstanding against any Group Company or any assets or properties of the Company (or against any officer or director of any Group Company in their capacity as such), including no Action that is based in ERISA as to any ERISA Group Company, and no such Action is, to Seller’s knowledge, anticipated or threatened in law or in equity that, in each case, if adversely determined, would reasonably be expected to be material to Group Companies taken as a whole. There is no, and since September 15, 2014, there has not been any, Order or unsatisfied judgments outstanding against any Group Company or any of assets or properties of any Group Company (or against any officer or director of any Group Company in their capacity as such). There is no Action pending or threatened in writing by any Group Company against any other Person. The matter set forth in Schedule 3.7(i) of the Seller Disclosure Letter has been fully resolved and settled without any further Liability of any Group Company and the Company Business is, and following the Closing will derive the benefit of the license from the plaintiff under the settlement agreement for such matter, a true, complete and final copy of which has previously been provided to Buyer’s outside counsel.

3.8.     Taxes.

(a)     The Group Companies have timely filed all income and other material Tax Returns that were required to be filed. IML International has or will timely file protective IRS Forms 1120-F pursuant to Treasury Regulation Section 1.882-4(a)(3)(vi) for all taxable years from the date of its organization prior to the Closing Date. The Group Companies have timely paid all taxes due and owing whether or not shown on any Tax Return. All such Tax Returns were complete and accurate in all respects and were prepared in substantial compliance with Applicable Law. None of the Group Companies is currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions automatically available by statute. The Company and Seller have delivered to Buyer correct and complete copies of all income and other material Tax Returns of the Group Companies and all examination reports, and statements of deficiencies provided or issued to any Group Company or Seller (or its Affiliates) with respect to any Group Company, its business, assets or operations (excluding any reports and statements of deficiencies relating to a consolidated or combined income Tax Return including Seller or its Affiliates).

(b)     The Company Balance Sheet reflects all liabilities for unpaid taxes of the Group Companies for periods (or portions of periods) through the Balance Sheet Date in accordance with GAAP. The Company does not have any liability for unpaid taxes accruing after the Balance Sheet Date except for taxes arising in the ordinary course of business after such date.

(c)     There is (i) no written claim for taxes being asserted against any Group Company, (ii) no lien against the property of any Group Company for taxes other than liens for taxes not yet due and payable and for which adequate reserves have been recorded on the Company Balance Sheet in accordance with GAAP, (iii) no pending or, to Seller’s knowledge, threatened, audit, assessment, action, suit, proceeding, investigation or tax controversy associated with any Tax Return of any Group Company or with respect to its business, assets or operations (other than any consolidated or combined Tax Return including Seller or its Affiliates) is being conducted by any Tax Authority, and (iv) no extension or waiver of any statute of limitations on the assessment of any taxes of any Group Company is currently in effect.

(d)     No written claim has ever been made by a Tax Authority in a jurisdiction where any Group Company does not file Tax Returns that such Group Company is or may be subject to tax in that jurisdiction. Except as set forth on Schedule 3.8(d) of the Seller Disclosure Letter, none of the Group Companies has a “permanent establishment,” trade or business, or other taxable presence, or is otherwise a tax resident, in any foreign country other than its country of organization.

(e)     None of the Group Companies is a party to, or bound by, any tax sharing, tax indemnity, or tax allocation agreement nor does any Group Company have any liability or, to Seller’s knowledge, any potential liability to any other Person for taxes under any such agreement. None of the Group Companies has any liability or, to Seller’s knowledge, any potential liability for taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee, successor or otherwise under Applicable Law.

(f)     None of the Group Companies has consummated or participated in, or is currently participating in any transaction which was or is a reportable transaction within the meaning of Section 6707A of the Code.

(g)     The Group Companies have delivered to Buyer all documentation relating to any tax holidays or incentives. The Group Companies are in substantial compliance with the requirements for any applicable tax holidays or incentives.

(h)     Within the past two years, none of the Group Companies has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(i)     The prices and terms for the provisions of any property or services by or to the Group Companies are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained in all material respects and, if necessary, retained.

(j)     Except as set forth on Schedule3.8(j), none of the Company’s Subsidiaries that are considered to be “controlled foreign corporations” within the meaning of Section 957 of the Code will, on the Closing Date, have any material investment in United States property within the meaning of Section 956(c) of the Code.

(k)     For U.S. federal (and all applicable state) income tax purposes, the Company is and, since April 15, , 2009 has been, classified as a U.S. corporation under Section 7874 of the Code.

(l)     None of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code entered into on or prior to the Closing Date (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) installment sale or open transaction disposition made prior to the Closing Date; (iv) election pursuant to Section 108(i) of the Code made with respect to any taxable period ending on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(m)     For all periods through and including the Closing, the ERISA Group Companies (i) have complied in all material respects with all Applicable Law relating to the payment and withholding of taxes (including the payment and withholding of taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law); (ii) have, within the time and in the manner prescribed by law, withheld from employee wages or, if required by law, consulting compensation and paid over to the proper Tax Authorities (or are properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law (including federal and state income taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant federal and state income and employment tax withholding laws); and (iii) have timely filed all withholding Tax Returns required to be filed by the Group Companies.

(n)     Schedule 3.8(n) of the Seller Disclosure Letter lists any arrangement that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code for benefit of a Relevant Service Provider or Prior Service Provider to which any ERISA Group Company is a party. Each such arrangement is, and been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No Relevant Service Provider has any right against the Company to be grossed up for or reimbursed for any tax or interest imposed under Section 409A of the Code. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(o)     Each nonqualified deferred compensation plan by any ERISA Group Company has been operated and maintained in operational and documentary compliance with Section 457A of the Code and applicable guidance thereunder to the extent applicable to any Relevant Service Provider.

(p)     None of the ERISA Group Companies is a party to, or otherwise obligated under, any arrangement or contractual obligation with a Relevant Service Provider or Prior Service Provider that provides for the gross-up of any Tax that might be imposed due to application of Section 409A(a) or Section 4999 of the Code.

(q)     There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the ERISA Group Companies, which, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to with respect to a Relevant Service Provider or Prior Service Provider, as a result of the Purchase (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to give rise directly or indirectly to the payment of any amount that could reasonably be expected to (i) be non-deductible under Section 162 of the Code or (ii) be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(r)     No payment pursuant to Section 2.2 of this Agreement will becompensation or other income to any Relevant Service Provider with respect to which Buyer or any ERISA Group Company would be required to deduct or withhold any Taxes.

3.9.     Company Financial Statements and Controls.

(a)     Schedule 3.9(a) of the Seller Disclosure Letter includes true, correct and complete copies of the Company Financial Statements. The Company Financial Statements: (a) fairly present in all material respects the financial condition of the Company and its consolidated Subsidiaries at the dates indicated therein and their consolidated results of operations and cash flows for the periods specified therein; (b) have been prepared in accordance with GAAP applied on a basis consistent with prior periods except that the Company Financial Statements do not have notes thereto; and (c) derived from the Seller Financial Statements. No Group Company has any Liability, except for those (i) accrued or reserved against on the Company Balance Sheet and (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with its past practices and that are accrued or reserved against on the books and records of the Company. All reserves established by the Company that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in the FASB ASC Topic 450) that are not adequately provided for in the Company Balance Sheet as required by FASB ASC Topic 450.

(b)     Seller has established, maintains, adheres and enforces a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reports and that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Seller has no uncorrected significant deficiencies or material weaknesses in the design or operation of Seller’s internal controls, which would materially adversely affect the Company’s ability to record, process, summarize and report financial data. Other than as set forth in Schedule 3.9(b) of the Seller Disclosure Letter, since September 15, 2014, Seller has not received any material written complaint or allegation regarding deficient accounting practices, procedures or methods of Seller or its internal accounting controls.

3.10.     Properties.

(a)     Real Property.

(i)     None of the Group Companies owns any real property. Schedule 3.10(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all real property leased, subleased, licensed or otherwise used or occupied by the Company (all such real property listed or required to be listed on Schedule 3.10(a) of the Seller Disclosure Letter, the “Real Property”) and the Leases relating thereto. The Real Property includes all interest in real property necessary for the conduct of the Company Business. The Company has delivered to Buyer a true and complete copy of every lease and sublease of the Real Property pursuant to which a Group Company is a party or by which it is bound and any amendments or modifications thereto (each, a “Lease”). The applicable Group Company has a good and valid leasehold interest in each Real Property it leases, free and clear of any Encumbrances, other than Permitted Encumbrances. None of the Group Companies is in violation of or in default under any such Lease nor is in receipt of any written notice of default by any party with respect to such Lease and has not received any written notice of any existing violation of any building code, zoning ordinance or other law or any Permitted Encumbrance affecting any Lease, except where such deficiency or violation would not be material to the Company.

(ii)     The Real Property is sufficient to permit the Company to operate the Company Business as presently conducted. The Real Property is in suitable condition for the Company Business as presently conducted.

(iii)     No Person other than the Group Companies are in possession of any of the Real Property or any portion thereof, and there are no legally binding leases, subleases, licenses, concessions or other agreements written or oral granting to any Person other than the Group Companies the right of use or occupancy of the Real Property or any portion thereof.

(iv)     The uses for which the buildings, facilities and other improvements located on the Real Property that are zoned do not materially restrict, or materially impair, the use of the Real Property for the Company Business.

(b)     Personal Property.

(i)     Each Group Company has good and marketable title to all of its tangible assets and properties (“Company Tangible Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances). All leases of personal property to which a Group Company is a party are fully effective and afford such Group Company valid leasehold possession of the personal property that is the subject of the lease. None of the Group Companies is in material breach of any of the terms of any such lease.

(ii)     Other than the Group Companies, no Person has any interest in any Company Tangible Assets or properties used by the Group Companies, and there are no legally binding leases, subleases, licenses, options, rights, concessions or other agreements granting to any Person the right to use any portion of such item of Company Tangible Assets or any options or rights of first refusal in favor of any Person to purchase any such item of Company Tangible Assets or any portion thereof or interest therein. Without limiting the foregoing, neither Seller nor any of its Subsidiaries (other than the Group Companies) has any interest in any Company Tangible Assets or properties used in the Company Business.

(iii)     The (A) Company Tangible Assets, together with the assets listed on Schedule 3.10(b)(iii) (the “Shared Assets”), and (B) the Company Material Contracts to which any Group Company is a party together with the Shared Contracts and Transition Services Agreement are the tangible assets and properties and Contracts necessary (and are sufficient) to permit the Group Companies to operate the Company Business in all material respects in the same manner as the Company Business has been conducted as of the Agreement Date.

(iv)     All buildings, plants, leasehold improvements, structures, facilities, equipment and other items of tangible property and tangible assets which are owned, leased or used by the Group Companies are structurally sound, are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets), are usable in the ordinary course of business and to Seller’s knowledge, conform in all material respects to all Applicable Laws and authorizations of any applicable Governmental Authority relating to their construction, use and operation.

3.11.     Absence of Certain Changes. Since the Balance Sheet Date through the Agreement Date, the Group Companies have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been with respect to any Group Company any of the following:

(a)     Material Adverse Effect;

(b)     damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(c)     amendment, modification, supplement or change in the Group Company Organizational Documents;

(d)     declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its equity interests, or any split, combination or recapitalization of its equity interests or any redemption or purchase of any of its equity interests or any change in any rights, preferences or privileges of any of its outstanding equity interests or issuance or authorization for issuance of any equity interests or any other security;

(e)     incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any liability for any Debt except as set forth in Company Closing Debt or (iii) any liability as a guarantor or surety with respect to the obligations of others;

(f)      (i) hiring or termination of any consultant or director or employee related to the Company Business, (ii) payment, announcement, promise or grant of (whether orally or in writing) any increase in or establishment of (as applicable) any form of compensation or benefits payable or to become payable by any ERISA Group Company with respect to a Relevant Service Provider, including (A) any increase or change pursuant to any Company Benefit Arrangement or acceleration of the vesting and payment of any compensation or benefits under any Company Benefit Arrangement, and (B) any increase or change pursuant to any Affiliate Plan or acceleration of the vesting and payment of any compensation or benefits under any Affiliate Plan, in each respect, as to Relevant Service Providers only, (iii) acceleration of: (A) the vesting or (B) the payment, of any compensation or benefits under any Company Benefit Arrangement, except as otherwise required by Applicable Law, or (iv) entry into, termination, adoption or amendment of any Company Benefit Arrangement in a manner that would result in a material cost to any Group Company or as to the service providers, except in each case, as required under the terms of a written Company Benefit Arrangement, or as required by Applicable Law, except for changes in the ordinary course of business under clauses (i) and (iv) above, or changes in the ordinary course of business as to clauses (ii) and (iii) above as to the Relevant Service Providers whose acceleration or enhancement of benefits is not material in amount to such Relevant Service Provider;

(g)     The payment of any severance, provision of COBRA benefits (or similar benefits), or provision of any termination notice to any Person who would be a Relevant Service Provider had he or she remained in service through the date hereof, except as required under the terms of a written Company Benefit Arrangement or Affiliate Plan, or in the ordinary course of business;

(h)     making by it of any loan, advance or capital contribution to, or extension of any existing loan, to any Person (other than advances of wages in the ordinary course of business and which will be repaid or forgiven as of the Closing);

(i)     sale, license, assignment or other disposition or transfer of any of its material assets or properties, other than the sale or nonexclusive license of Company Products in the ordinary course of business consistent with past practice;

(j)     re-valuation of any of the assets of the Group Companies or relating to the Company Business, including writing off notes or accounts receivable, except in the ordinary course of business consistent with past practice;

(k)     (i) any deferral of the payment of any accounts payable or (ii) any discount, accommodation or other concession made in order to accelerate the collection of any receivable, in both (i) and (ii) other than in the ordinary course of business consistent with past practice;

(l)     except as required by GAAP, any change in accounting methods or any revaluation of any of its assets;

(m)     entry into any Contract that would be required to be disclosed as an off-balance sheet arrangement under GAAP;

(n)     modification, waiver, release or acceleration of any rights of a Company Material Contract or termination or cancellation of a Contract that would be required to be listed as a Company Material Contract pursuant to Section 3.12 hereof if such Contract were in effect on the Agreement Date, in each case only to the extent outside the ordinary course of business or inconsistent with past practice;

(o)     sale, license, assignment, pledge, Encumbrance or other disposition or transfer of any material Company-Owned IP, other than the sale of Company Products in the ordinary course of business;

(p)     labor dispute or collective bargaining obligation;

(q)     except as set forth on Schedule 3.11(q) to the Seller Disclosure Letter, change in the classification of any Relevant Service Provider as to status between contractor versus employee or exempt employee versus non-exempt employee;

(r)      (i) change in the classification of any Group Company under Treasury Regulations Section 301.7701-3, (ii) tax election, (iii) adoption or change in the method of tax accounting, (iv) filing of any amended Tax Return, (v) entrance into any tax allocation agreement, tax sharing agreement tax indemnity agreement or closing agreement relating to any tax, (vi) surrender of any right to claim a tax refund, (vii) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, or (viii) settlement or compromise of any claim, notice, audit report or assessment in respect of taxes;

(s)     failure to pay or satisfy when due any material Liability of any Group Company or related to the Company Business other than delays in the payment of accounts payable in the ordinary course of business consistent with past practice;

(t)     waiver, release, assignment, settlement or compromise of any material Action; or

(u)     entry into any Contract to do any of the things described in the preceding clauses (a) through (t).

3.12.     Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 3.12(a)-3.12(cc) of the Seller Disclosure Letter set forth a true, correct and complete list of each of the following Contracts that are in effect and to which any Group Company is a party or bound or to which the assets or properties of any Group Company is subject or between any ERISA Group Company and any Relevant Service Provider, in each case, as of the Agreement Date (each a “Company Material Contract”):

(a)     (i) any Contract with a Significant Customer for the purchase of Company Products and (ii) any Contract with another Person providing for payments to any Group Company in an aggregate amount of US$300,000 or more over the remaining life of the Contract or US$200,000 or more in the 12 month period prior to the Agreement date;

(b)     (i) any Contract with a Significant Supplier and (ii) any Contract with another Person for the supply of goods or services obligating Company to pay an aggregate amount of US$150,000 or more over the 12 month period following the date hereof;

(c)     any Contract for the sale by any Group Company of any tangible assets (including materials, supplies, goods, services, equipment or other assets other than the sale of Company Products in the ordinary course of business), pursuant to which the buyer thereof has paid to any Group Company and any Group Company has received payments of more than US$150,000 in the twelve (12) months ended March 27, 2016;

(d)     any Contract that requires the Group Companies to purchase the Group Companies’ total requirements of any product or service from a third party or contains “take or pay” provisions that, in each case, within the six month period following the Agreement Date (i) will not expire and cannot be terminated by the Company without cause and (ii) would reasonably be expected to require payments by a Group Company in excess of US$150,000 over the life of the Contract, but excluding any services agreements containing minimum dollar commitments;

(e)     any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or that evidences any Encumbrance (other than a Permitted Encumbrance) on its assets or properties, or that evidences a leasing transaction of a type required to be capitalized in accordance with GAAP, excluding intercompany loans or agreements solely between the Group Companies;

(f)     any lease, sublease, occupancy or co-location agreement or other Contract under which it is lessee or sublessee of any items of tangible personal property or real property owned by any third party, and specifying the name of the lessor, lessee and (in the case of any real property lease) address of the property, that involves payments by it in an aggregate amount of US$150,000 or more over the life of the Contract;

(g)     any joint venture, partnership or similar Contract that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party;

(h)     any Contract limiting the freedom of any Group Company or any Relevant Service Provider to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property Rights (other than restrictions on the Company’s use, transfer or licensing of rights in Third-Party Intellectual Property set forth in the applicable Contracts therefor), or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of any Group Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(i)     any Contract providing for indemnification of any officer, director or employee;

(j)     any Contract (i) of guarantee, assumption or endorsement (but not indemnification) of the obligations, liabilities or debts of any other Person or (ii) that is a note, debenture, bond, equipment trust, letter of credit, loan or other Contract for Debt or lending of money (other than routine expense advances to employees consistent with past practice);

(k)     other than non-disclosure agreements entered into in the ordinary course of business, all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which any Person is granted any rights under or with respect to any Company IP, other than Contracts for the sale of Company Products entered into in the ordinary course of business where the rights granted thereunder with respect to Company-Owned IP is limited to the sale and distribution of Company Products as provided by a Group Company;

(l)     other than (i) “shrink wrap” and similar generally available commercial end-user licenses to Software that is not redistributed with or used in the development or provision of the Company Products that have an individual acquisition cost of US$10,000 or less, or (ii) non-disclosure agreements entered into in the ordinary course of business, all licenses, sublicenses and other Contracts to which any Group Company is a party and pursuant to which such Group Company is granted any rights under or with respect to any Intellectual Property of another Person;

(m)     any Contract providing for the development of any Software or other Technology or Intellectual Property, independently or jointly, for any Group Company, other than by their employees in the course of their employment;

(n)     any Contract entered into after September 15, 2014 by any Group Company relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of its equity interests or other securities;

(o)     any Contract by any ERISA Group Company for or relating to (i) the employment or the engagement of any Relevant Service Provider that (A) is not terminable for convenience by the service recipient without notice or other liability (but not including notice or liability required by Applicable Law), (B) provides for compensation other than a base salary, cash bonus, equity incentives, or benefits under a Company Benefit Arrangement, or (C) provides for the payment of any Change in Control Agreement or Debt; or (ii) the termination of services of any Relevant Service Provider;

(p)     any Contract applicable to any Relevant Service Provider with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract with or regarding Relevant Service Providers;

(q)     any Contract entered into after September 15, 2014 pursuant to which any Group Company has (i) acquired a business or entity, or substantially all the assets of a business or entity or (ii) disposed of any assets or properties (in each case whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise), other than any such Contract that involved aggregate consideration not in excess of US$200,000;

(r)     any Contract appointing another Person as an authorized manufacturer, distributor, dealer, or sales representative or agent of or for any Company Products;

(s)     any Contract for a charitable or political contribution;

(t)     any Contract entered into after September 15, 2014 for any capital expenditure or leasehold improvement in any one case in excess of US$150,000;

(u)     any Contract containing any employee “non-solicitation”, “no-hire” or similar provision that restricts any Group Company or Seller as to the Company Business, but excluding any standard non-disclosure agreements between any Group Company and third parties;

(v)     any Contract providing for the payment of any royalty, commission, license fee or other form of compensation or consideration based on a percentage of specified revenues, sales, earning or other measure;

(w)     any Contract entered into by any Group Company since September 15, 2014 in connection with the settlement or other resolution of any litigation;

(x)     any Contract with a Governmental Authority or requiring the approval of a Governmental Authority;

(y)     any Contract requiring any Group Company to indemnify or hold harmless any Person, other than customary contractual indemnity or hold harmless provisions in commercial agreements entered into in the ordinary course of business;

(z)     any derivative, swap or hedging Contract or other similar Contracts;

(aa)     any power of attorney other than routine powers of attorney relating to representation before governmental agencies;

(bb)     any Contract that requires consent, approval or waiver of, or notice to, a Governmental Authority in the event of or with respect to the transactions contemplated by this Agreement, including in order to avoid termination of or loss of a benefit under any such Contract; or

(cc)     any Contract not already listed pursuant to the other subsections of this Section 3.12 that is materially different in nature and amount than Contracts entered into in the ordinary course of business.

A correct and complete copy of each Contract required by these subsections (a)-(cc) of this Section 3.12 to be listed on Schedule 3.12 of the Seller Disclosure Letter has been delivered to Buyer, including any amendments, modifications or supplements thereto; except however, Seller nor any of the Group Companies have not and shall not have an obligation to deliver all purchase orders entered into in the ordinary course of business (and not imposing any long-term Liabilities on any Person) pursuant to Section 3.12. All of the Company Material Contracts are in full force and effect and are valid, binding and enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally.

3.13.     No Default; No Restrictions.

(a)     The applicable Group Company has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Company Material Contract. The applicable Group Company has complied in all material respects with the provisions of each Company Material Contract, and to the knowledge of Seller, all of the parties to the Company Material Contracts have complied in all material respects with the provisions thereof. There exists no default or event of default or event, occurrence, condition, circumstances or act, with respect to any Group Company or to the knowledge of Seller, with respect to any other contracting party, which, with the giving of notice or the lapse of time, would reasonably be expected to become a material default or event of default under any Company Material Contract. As of the Agreement Date, none of the Group Companies has received any written notice regarding any alleged material violation, breach of or default under any Company Material Contract.

(b)     There is no Contract, judgment, injunction, order or decree binding upon any Group Company that has or would reasonably be expected to have, whether before or after the Closing, the effect of prohibiting or impairing any current business practice of the Group Companies, taken as a whole.

3.14.     Intellectual Property.

(a)     The Group Companies (i) own all rights to or (ii) have the valid right or license to use, and, to the extent that they do any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of the Company Products and all Company IP, which Intellectual Property is sufficient for the conduct of the Company Business.

(b)     None of the Group Companies is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract governing any Company IP (the “Company IP Agreements”) and the consummation of the Share Purchase will not result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to such Company IP Agreements, or give any other Person the right to do any of the foregoing. Following the Closing, the Group Companies will be permitted to exercise all of their rights under such Company IP Agreements to the same extent the Group Companies would have been able to had the Share Purchase not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Group Companies would otherwise be required to pay.

(c)     Schedule 3.14(c) of the Seller Disclosure Letter sets forth a list of each Company Product.

(d)     The Group Companies have no Liability for infringement or misappropriation of the Intellectual Property Rights of any third party or for unfair competition or unfair trade practices under the laws of any jurisdiction. The operation of the Company Business, including (i) the design, development, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Group Companies’ use of any product, device or process used in the Company Business has not, does not and will not infringe or misappropriate the Intellectual Property Rights of any Person and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction. To Seller’s knowledge, there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the Company Business will infringe, is infringing or has infringed on or misappropriated any Intellectual Property Rights of another Person, or constitutes or has or will constitute unfair competition or unfair trade practices under the laws of any jurisdiction. Without limiting the generality of the foregoing, none of the Group Companies has been sued in any Action (or to Seller’s knowledge, received any written threat of an Action) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any Person or that contests the validity or ownership of any Company-Owned IP or right of the Group Companies to exercise any Intellectual Property Right. None of the Group Companies has received any written communication that involves an offer to license or grant any other rights or immunities under any (i) issued or pending patent or (ii) other Intellectual Property of another Person as a remedy to any Group Company’s misappropriation or infringement of any Intellectual Property. None of the Group Companies has sought or received any written opinion of counsel as to whether any Company Product or the operation of the Company Business infringes or misappropriates the Intellectual Property Rights of another Person.

(e)     The Company has taken commercially reasonable steps to protect, preserve and maintain the confidentiality of the Company’s material, non-public proprietary information. All current and former officers, employees, consultants and independent contractors of the Company having access to such proprietary information have executed and delivered to the Company an agreement regarding the protection of such proprietary information.

(f)     Each Group Company has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company-Owned IP unencumbered and unrestricted exclusive ownership of, all such Persons’ Intellectual Property Rights in such contribution, that such Group Company does not already own by operation of law, by valid and enforceable written assignments, and such Persons have not retained any rights or licenses with respect thereto.

(g)     There are no royalties, honoraria, fees or other similar payments payable by any Group Company to any Person (other than salaries or wages payable to employees, and fees to consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned IP by any Group Company.

(h)     Schedule 3.14(h) of the Seller Disclosure Letter contains a true and complete list, as of the Agreement Date, of all Company Registered IP. Each item of Company Registered IP is subsisting and, to Seller’s knowledge and to the extent issued or registered, valid and enforceable. All maintenance and renewal fees and annuity payments due for payment with respect to such Company Registered IP have been timely paid as required to maintain such Company Registered IP in full force and effect. Schedule 3.14(h) of the Seller Disclosure Letter sets out all actions that are required to be taken by any Group Company within 90 days of the Agreement Date, including the payment of any registration, maintenance, annuity or renewal fees or the filing of any documents, applications or certificates, for the purposes of perfecting, maintaining, or renewing any Company Registered IP.

(i)     The Group Companies own and have good and exclusive title to all Intellectual Property Rights that are Company-Owned IP, including each item of Company Registered IP, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing, (i) none of the Company IP Agreements grants any third party exclusive rights to or under any Company-Owned IP, (ii) none of the Company-Owned IP is subject to any Action, Order, or stipulation materially restricting the use, distribution, transfer, or licensing by the Company of any Company-Owned IP or Company Products and (iii) there is no pending Action to which any Group Company is a party challenging the ownership, validity scope of right or enforceability of any Company-Owned IP and, to the knowledge of Seller, there is no written threat of any such Action.

(j)     None of the Group Companies has transferred ownership of any Intellectual Property Rights that are or were Company-Owned IP, to any third party, or, except pursuant to such Group Company’s reasonable business judgment, knowingly permitted such Group Company’s rights in any Intellectual Property Rights that are or were Company-Owned IP to enter the public domain prior to registration of any such Intellectual Property Rights or, with respect to any Intellectual Property Rights for which such Group Company has submitted an application or obtained a registration, lapse (other than through the expiration of Company Registered IP at the end of its maximum statutory term).

(k)     Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP, or impair the right of Buyer, any Group Company to use, possess, sell or license any Company-Owned IP or portion thereof. After the Closing, all Company-Owned IP will be fully transferable, alienable or licensable by the Group Companies without restriction, and without payment of any kind to any third party.

(l)     Schedule 3.14(l) of the Seller Disclosure Letter identifies each Contract pursuant to which any Group Company has deposited or is obligated to deposit Company Source Code with an escrow agent for the benefit of another party and except as set forth in such Contracts, none of the Group Companies nor any other Person then acting on their behalf has otherwise disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code.. No event has occurred, and no circumstance or condition exists, that will, or could reasonably be expected to, result in the delivery, license, or disclosure of any such escrowed Company Source Code to any Person.

(m)     To Seller’s knowledge, there is no material unauthorized use, disclosure, infringement or misappropriation of any material Company-Owned IP by any other Person and none of the Group Companies has instituted an Action for infringement or misappropriation of any Company IP or breach of any Company IP Agreement.

(n)     The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. None of the Group Companies has incorporated, distributed or combined Open Source Materials into or with any Company Products or Company-Owned IP, or otherwise used Open Source Materials, in such a way that grants to any Person any rights or immunities under any Company-Owned IP (including any requirement that any Company-Owned IP be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(o)     All Company Products sold, licensed, leased or delivered by the Group Companies to customers and all services provided by or through the Group Companies to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to advertising and marketing materials and to applicable product or service specifications or documentation. None of the Group Companies has any Liability (and, to the knowledge of Seller, there is no legitimate basis for any present or future Action against any Group Company giving rise to any material Liability relating to the foregoing obligations) for replacement or repair of Company Products or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(p)     The Company has implemented and maintains reasonable and appropriate disaster recovery and security plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of the Company IT Systems, and the data and information stored thereon. Except as set forth in Schedule 3.14(p) of the Seller Disclosure Letter, to Seller’s knowledge, there has been no material breach of security or unauthorized access by third parties to the Company IT Systems since September 15, 2014. To Seller’s knowledge, and except as would not have a material impact on the Company Business, the Company IT Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company Business.

(q)     Neither this Agreement nor the transactions contemplated by this Agreement will result in Buyer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, Buyer or any of its Affiliates.

(r)     The Company has provided, or made available to Buyer, all requested and reasonably accessible material, documentation and notes relating to the testing of all Company Products. The Group Companies have documented all material bugs, errors and defects in all the Company Products known to and in possession of the Group Companies, and such documentation is retained and is available internally at the Company.

(s)     To Seller’s knowledge, no (i) government funding, (ii) facilities of a university, college, other educational institution or research center or (iii) funding from any Person (other than funds received in consideration for shares of Company Capital Stock) was used in the development of the Company-Owned IP. To Seller’s knowledge, no current or former employee, consultant or independent contractor who was involved in, or who contributed to, the creation or development of any Company-Owned IP, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for a Group Company.

(t)     Neither Seller nor any Group Company is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate a Group Company to grant or offer to any other Person any license or right to any Company-Owned IP. In addition, if any Company-Owned IP were acquired from a Person other than an employee of or contractor to a Group Company, then, to Seller’s knowledge, such Person was not, at the time of such acquisition, a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Company-Owned IP. Neither Seller nor any Group Company has a present obligation to grant or offer to any other Person any license or right to any Company-Owned IP by virtue of the Group Company’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

3.15.     Compliance with Laws.

(a)     The Group Companies have operated, and are in compliance with, in all material respects all Applicable Law and Orders. Since September 15, 2014, none of the Group Companies has received any written notice from any Governmental Authority alleging a violation by the Company of any Applicable Law or Order. To the knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by any Group Company, or a failure on the part of any Group Company to comply with, any Applicable Law to it or the Company Business.

(b)     Each Group Company holds all material permits, licenses, certificates, registrations and approvals from, and has made all material filings with, any Governmental Authority that is necessary and/or legally required to be held by it to own, license, lease and operate its properties and assets and to conduct the Company Business as conducted as of the Agreement Date consistent with past practice (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect and will remain valid and in full force and effect immediately after the Closing. The Group Companies are in compliance with all Governmental Permits in all material respects. Since September 15, 2014, none of the Group Companies have received any written notice from any Governmental Authority regarding (i) any alleged failure to comply with any term or requirement of any Governmental Permit or (ii) any revocation, withdrawal, suspension, cancellation, or termination of any Governmental Permit.

3.16.     Employees, ERISA and Other Compliance.

(a)     Each ERISA Group Company is in compliance, in all material respects, with Applicable Law and Contracts relating to labor, employment and fair employment practices, including all Applicable Laws relating to, hiring, discharge and/or terms and conditions of employment, discrimination in employment, compensation matters, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state or local laws), wages and hours, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation employee leave issues, labor relations, unemployment insurance, occupational safety and health and employment practices, work visas and/or employment authorization (including the Immigration Reform and Control Act), and is not engaged in any unfair labor practice. None of the Group Companies is a party to, or otherwise bound by, any consent decree with, or citation by any Governmental Authority relating to employees or employment practices.

(b)     Each ERISA Group Company has timely withheld all amounts required by Applicable Law or by Contract to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, taxes, penalties or other sums for failure to comply with any of the foregoing. Each ERISA Group Company has timely paid to all employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and has timely paid to all independent contractors and consultants all remuneration due to or on behalf of such independent contractors or consultants. There is no pending claim with respect to payment of wages, salary or overtime pay or, to the knowledge of Seller, threatened before any Governmental Authority with respect to any Persons currently or formerly employed by any ERISA Group Company or by any Person associated with the Company Business (including any Relevant Service Provider). None of the ERISA Group Companies (other than the Company and Group Companies) is liable for the payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for employees, which may, by application of Applicable Law or Contract, be imputed as Liabilities of Buyer or the Group Companies.

(c)     There are no pending claims against the ERISA Group Companies or material Liabilities of the ERISA Group Companies under any workers compensation plan or policy or for long-term disability (other than routine claims for benefits by employees, beneficiaries or dependents of such employees arising in the normal course of operation). With respect to each Company Benefit Arrangement and Affiliate Plan (to the extent applicable to a Relevant Service Provider), and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid. There are no unfair labor practice charges before the National Labor Relations Board or any other Governmental Authority, nor any grievances, complaints, claims, judicial or administrative proceedings or controversies pending or, to the knowledge of Seller, threatened, between any ERISA Group Company and any Relevant Service Providers.

(d)     A complete list is attached as Schedule 3.16(d)-1 of the Seller Disclosure Letter of all (i) employees of the Group Companies as of the date hereof, (ii) consultants and independent contractors who have agreements in effect as of the date hereof with a Group Company, and (iii) Transferring Employees (collectively, “Relevant Service Providers”). Schedule 3.16(d)-2 of the Seller Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all Relevant Service Providers, showing each such Person’s (A) name, (B) position and manager’s name, (C) annual remuneration, (D) target annual incentive compensation and the specific bonus or commission plan under which this incentive compensation may be issued, (E) status as exempt/non-exempt under Applicable Law (to the extent applicable), (F) any notice or severance entitlements (required by Contract), (G) the direct employer of the Person, (H) the city and country where the Person provides services, (I) any material special circumstances (including disability or leave of absence), (J) the Person’s vacation and sick day accrual as of a recent practicable payroll date and that Person’s vacation and sick day accrual rate, (K) the individual’s date of hire, and (L) or visa status, as applicable, and details of any commitments by the Company to finance or reimburse costs associated with such visas. To the extent applicable to an employee, the Company and Seller have made available to Buyer all Forms I-9 with respect to all of the Relevant Service Providers. Every Relevant Service Provider and Prior Service Provider who requires or required a visa, employment pass or other required permit to work in the country in which he is or was employed has produced a current employment pass or such other required permit to the Company or any of the Group Companies and possesses or possessed all necessary permission to remain in such country and perform services in that country. Schedule 3.16(d)-3 of the Seller Disclosure Letter sets forth a true, correct and complete list of all of Relevant Service Providers who are consultants, advisory board members and independent contractors and, for each, such individual’s (A) compensation, (B) the initial date of such individual’s engagement, (D) whether such engagement has been terminated by written notice by either party thereto and (E) the notice or termination provisions applicable to the services provided by such individual. There are no performance improvements or disciplinary actions contemplated or pending against any Relevant Service Provider. Schedule 3.16(d)-4 of the Seller Disclosure Letter lists each Relevant Service Provider who is not fully available to perform work because of disability or other leave and also lists, with respect to each such Person, the basis of such disability or leave and the anticipated date of return to full service. Persons who are not employed by a Group Company but whom Buyer and Seller have agreed will transfer employment to a Group Company shall be referred to as “Transferring Employees”. Schedule 3-16(d)-5 of the Seller Disclosure Letter lists each Transferring Employee.

(e)      As of the date hereof, none of the ERISA Group Companies and to the knowledge of Seller, no other Person has promised or otherwise provided any assurances (contingent or otherwise) to any Relevant Service Provider of any terms or conditions of employment or terms of engagement with Buyer on the Closing Date or following the Closing. No Relevant Service Provider at the level of Director or above has informed any ERISA Group Company (whether orally or in writing) of any plan to terminate employment with or services for the ERISA Group Companies, and, to the knowledge of Seller, no such Person or Persons has any plans to terminate employment with or services for any ERISA Group Company. Each Relevant Service Provider and Prior Service Provider was properly classified as either employees or independent contractors and as exempt or non-exempt for all purposes and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers. Each Relevant Service Provider has entered into customary covenants regarding confidentiality, non-competition and assignment of intellectual property in such Person’s agreement with the Company, a copy of which has been previously made available to Buyer.

(f)     Except as set forth on Schedule 3.16(f)-1 of the Seller Disclosure Letter, none of the ERISA Group Companies is a party to or bound by, and has not at any time been a party to or bound by, any labor agreement or collective bargaining agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, or works council, and to the knowledge of Seller, none of its employees, consultants or contractors are represented by a labor union, labor organization or works council with respect to their employment or provision of services to the Company. No other labor union, labor organization, works council or other collective group of employees, consultants or contractors has made a demand for recognition or certification with respect to any of the ERISA Group Companies and there are no other representation or certification proceedings or applications seeking a representation or certification proceeding pending or, to the knowledge of Seller, threatened in writing to be brought or filed before any Governmental Authority. To the knowledge of Seller, there are and, prior to the Closing Date, except as set forth on Schedule 3.16(f)-2 of the Seller Disclosure Letter, there have been, no union organizing activities among employees, consultants or contractors to any of the ERISA Group Companies with respect to the Relevant Service Providers. There is no pending, or to the knowledge of Seller, threatened work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike against or affecting the ERISA Group Companies with respect to the Relevant Service Providers and none of the ERISA Group Companies has experienced with respect to Relevant Service Providers any such work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike within the past three years. To the knowledge of Seller, none of the ERISA Group Companies or any of their representatives or agents has committed any unfair labor practice with respect to the Relevant Service Providers or Persons who would have been a Relevant Service Provider had he or she been in service with any of the ERISA Group Companies as of the Closing.

(g)     (i)     Schedule 3.16(g)(i) of the Seller Disclosure Letter lists each Company Benefit Arrangement. The term “Company Benefit Arrangement” shall mean each of the following in (A), (B), or (C) which or by which (X) Seller or any of the Group Companies sponsors, maintains or contributes to, or with respect to which the Company or a Group Company has any obligation or liability (whether actual or contingent, direct or indirect) to provide compensation or benefits to or for the benefit of any Relevant Service Provider or any Prior Service Provider, or (Y) Buyer has any obligation to contribute to, or with respect to which Buyer may have any obligation or liability (whether actual or contingent, direct or indirect) to provide compensation or benefits to or for the benefit of any Relevant Service Provider or any Prior Service Provider (in each case (X) and (Y), inclusive of any liabilities or benefits with respect to spouses, beneficiaries or dependents): (A) an “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), which for the avoidance of doubt will include the Exar Corporation 401(k) Plan, (B) an outstanding loan to a Relevant Service Provider from an ERISA Group Company (other than advances of wages in the ordinary course of business) and (C) a plan, policy, program, agreement or arrangement which provides any of the following: insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ compensation benefits, vacation or paid-time-off benefits, severance or termination benefits, retention, transaction or change in control compensation or benefits, disability benefits, death benefits, accident benefits, hospitalization benefits, medical benefits, dental benefits, vision care benefits, cafeteria benefits, child/dependent care benefits, sabbatical, pension, supplemental retirement or retirement benefits, deferred compensation, excess benefit, incentive compensation, compensatory equity or equity-based, flex spending benefits, tuition benefits, material welfare fringe benefits, profit-sharing or bonuses, or other material compensation or benefits, except to the extent such plan, policy or arrangement is provided by the Company or a Group Company to comply with Law and the Company’s or Group Company’s obligations is limited to making contributions or deposits of employer contributions and/or employee withholdings with respect to such plan, policy or arrangement to comply with Law. Any arrangements maintained by Seller, or any ERISA Affiliate of Seller other than the Company or a Group Company that would be Company Benefit Arrangements maintained, sponsored, contributed to, or otherwise supported by those entities but are not Company Benefit Arrangements due to the application of clauses (X) and - (Y) in this Section 3.16(g) will be referred to as “Affiliate Plans”. Following the Closing, neither Buyer, nor any Group Company will incur any obligation or Liability, whether contingent or otherwise, with respect to any Affiliate Plan. Except as set forth on Schedule 3.16(g)(ii) to the Seller Disclosure Letter, no ERISA Group Company, sponsors or maintains, or has sponsored or maintained, any self-funded Employee Plan, including any plan to which a stop-loss policy applies.

(ii)     Each Company Benefit Arrangement and, except for situations where no Liability could by application of Applicable Law or Contract be imputed on Buyer, no Affiliate Plan has been operated, administered and maintained in compliance in all material respects with its terms and with the requirements prescribed by Applicable Laws. Unless otherwise indicated in Schedule 3.16(g)(ii) of the Seller Disclosure Letter, each such Company Benefit Arrangement or Affiliate Plan that is intended to qualify under Section 401(a) of the Code (A) has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of all current Applicable Laws (a copy of which letter(s) have been delivered to Buyer and its counsel), and nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which could reasonably be expected to cause the loss of the tax-qualified status of such Company Benefit Arrangement or Affiliate Plan, (B) is subject to an application to the Internal Revenue Service for such letter or has a remaining period of time to apply for such letter or (C) relies on a favorable IRS opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such employee pension benefit plan in accordance with Internal Revenue Service guidance for reliance on such opinion or advisory letters (a copy of which letter(s) have been delivered to Buyer and its counsel). Each trust established in connection with any Company Benefit Arrangement or Affiliate Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(iii)     The participation of each Group Company in each Company Benefit Arrangement sponsored by Seller or its ERISA Affiliate (other than a Group Company) can be terminated or otherwise discontinued after the Closing in accordance with its terms (without liability to the Company or Buyer) and except as set forth on Schedule 3.16(g)(iii) of the Seller Disclosure Letter, (A) each employment Contract with respect to which the Company has or may have any liability or with any Relevant Service Provider may be amended or terminated or otherwise discontinued after the Closing without liability to the Company or Buyer except as provided by Law, and (B) each consulting Contract with respect to which the Company has or may have any liability or with any Relevant Service Provider may be amended or terminated or otherwise discontinued after the Closing without liability to the Company or Buyer in excess of US$100,000. All claims incurred by the Company as of the Closing Date (and for avoidance of doubt without regard to actions of the Buyer or Group Companies after the Closing) under any Company Benefit Arrangement that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company or accrued on the Company financial statements no later than the Closing Date to the extent such claim is payable by the Company or for which the Company, Buyer or the Group Companies may have Liability pursuant to the operation of Applicable Laws or Contract.

(iv)     The Company has delivered to Buyer and its legal counsel a complete and correct copy and description of each Company Benefit Arrangement, including all plan documents, adoption agreements, and amendments and restatements thereto as in effect at any time during the 12-month period preceding the Closing, trust documents, financial statements, insurance (including any stop-loss insurance policies pertaining to a self-insured Company Benefit Arrangement), current vendor contracts, employee booklets, summary plan descriptions, other authorizing documents, and any material employee communications relating thereto, and any non-routine correspondence within the last three years with any Governmental Authority relating thereto.

(v)     The Company and Seller has timely filed and delivered to Buyer and its legal counsel the three most recent annual reports (Form 5500) for each Company Benefit Arrangement or Affiliate Plan that is subject to ERISA and Code reporting requirements, including all attachments, schedules, financial statements and accountants’ opinions attached thereto. All reports, returns and similar documents with respect to each Company Benefit Arrangement or Affiliate Plan required to be filed with any Governmental Authority or distributed to any participant of each Company Benefit Arrangement have been duly and timely filed or distributed.

(vi)     No Action is pending or has been brought, or to the knowledge of Seller, is threatened against or with respect to any Company Benefit Arrangement, or the assets, fiduciaries or administrators thereof, including any audit or inquiry by the Internal Revenue Service or the U.S. Department of Labor which would reasonably result in Liability to Buyer or the Group Companies. Neither the Company, nor, to Seller’s knowledge, any fiduciary of a Company Benefit Arrangement or Affiliate Plan, has ever been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any Company Benefit Arrangement or Affiliate Plan which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA which would reasonably result in Liability to Buyer or the Group Companies. Since September 14, 2014, the Company has not made any filing in respect of any Company Benefit Arrangement or any Affiliate Plan under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program. With respect to each Company Benefit Arrangement and Affiliate Plan (A) no Person has, materially breached its fiduciary duty or otherwise failed to materially act or materially comply in connection with the administration or investment of the assets of such Company Benefit Arrangement or Affiliate Plan, and (B) no lien has been imposed under the Code, ERISA or any other Applicable Law, which in either case would reasonably result in liability to the Company.

(vii)     No Company Benefit Arrangement is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider. Neither the Company nor Buyer shall have any liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

(viii)     During the preceding three (3) plan years, there has been no termination or partial termination of any Company Benefit Arrangement or Affiliate Plan with respect to a plan subject to and within the meaning of Section 411(d)(3) of the Code.

(ix)     Other than as provided in Schedule 3.16(g)(ix) of the Seller Disclosure Letter, no Company Benefit Arrangement or Affiliate Plan with respect to which the Company has had or has any Liability (other than, as the case may be, life insurance arrangements providing benefits for individuals who die while actively employed with the Company) provides post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA or other Applicable Law, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(h)     None of the ERISA Group Companies has any liability or obligation (whether actual or contingent) with respect to any arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a plan sponsored by more than one employer as defined in ERISA or Code Section 413(c), (iii) a “funded welfare plan” within the meaning of Code Section 419, (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any Group Company is reasonably expected to have liability with respect to any such plans.

(i)     Each of the Company Benefit Arrangements and Affiliate Plans is in compliance with the applicable health care continuation and notice provisions of the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and the regulations thereunder, or any similar state statute and there are no outstanding, uncorrected COBRA violations, with respect to any of the Company Benefit Arrangements and Affiliate Plans, covered employees or qualified beneficiaries that would be reasonably likely to result in a liability to the Company, or Buyer. Each of the ERISA Group Companies is in compliance in all respects with (i) the applicable requirements of the Health Insurance Portability and Accountability Act and the regulations (including the proposed regulations) thereunder and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended. No Company Benefit Arrangement is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(j)     To the knowledge of Seller, no Relevant Service Provider or Prior Service Provider is in violation of (i) any Contract with the Company or (ii) any restrictive covenant relating to the right of any such Person to be employed by or render services to the Company or to use trade secrets or proprietary information of others.

(k)     Unless otherwise indicated in Schedule 3.16(k) of the Seller Disclosure Letter or as would impute no Liability onto Buyer under Contract or Applicable Law, no Relevant Service Provider is a party to any Contract or arrangement with any ERISA Group Company providing any guaranteed term of employment or outstanding and unfulfilled compensation guarantee.

(l)     All payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums payable to or for the benefit of any Relevant Service Provider or any Prior Service Provider, including all wages, salaries, commissions, and bonuses, and other material benefits and other compensation, had been timely paid or made in full as of the Balance Sheet Date or, to the extent not yet due as of the Balance Sheet Date, properly accrued on the Company Balance Sheet in accordance with the terms of the Company Benefit Arrangement and Affiliate Plans and all Applicable Laws. All unpaid Liabilities of the Group Companies as of the Closing Date for (A) any wage, bonus, commission, or vacation pay, or accrued overtime, or other employee benefits (such as fringe benefits) which would result in Liability to the Group Companies or their ERISA Affiliates to any Relevant Service Provider or any Prior Service Provider in respect of service occurring on or prior to the Closing and (B) the employer portion of payroll taxes that may be owed in respect of the foregoing, will be accrued as liabilities in the calculation of Company Net Working Capital but without duplication of any such Liability otherwise accrued on the Company Balance Sheet (in each case, other than any amounts that become due as a result of any action taken after Closing, including but not limited to any Liability related to the termination of any Relevant Service Providers after Closing). Any determination of Liability under this Section 3.16(l) or Section 6.14 shall be computed in good faith based on the period of service to which such Liability is directly allocable or if such Liability is not directly allocable to service prior to or following the Closing, on a pro-rata basis as to the actual period elapsed between the commencement of the performance period and the Closing, over the total performance period or fiscal year, as applicable, subject to further adjustment only for a reasonable assessment what level of achievement against target would have been paid to the applicable Relevant Service Providers, but in all cases, disregarding any conditions (such as continued service) that have yet to be fulfilled as of the Closing. For purposes of this Section 3.16(l), payment due under the IML Patent Incentive Program are treated as attributable to services on the date a bonus under such plan become payable.

(m)     Except for Company Benefit Arrangements or Affiliate Plans intended primarily as equity compensation plans, none of the Company Benefit Arrangements, nor any trust created thereunder, now directly holds or held as assets any equity interests or securities issued by the Company, Seller, or any ERISA Affiliate thereof.

(n)     During the three years prior to the date of this Agreement, there has been no “plant closing”, or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988 (as amended, the “WARN Act”) or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Group Company or any WARN-type event as defined by Applicable Law.

(o)     Schedule 3.16(o) describes as relates to any Relevant Service Provider and any Prior Service Provider (or their dependents) (a) each plan, Contract, scheme, or Company Benefit Arrangement, (each, a “Change in Control Agreement”) (which, for the avoidance of doubt, may include arrangements in addition to those constituting Change in Control Payments) (i) pursuant to which any amounts may become payable (whether currently or in the future) as a result of or in connection with the transactions contemplated hereby (whether alone or in combination with another event, contingent or otherwise) or any agreement, document or instrument entered into in connection with such transactions or (ii) which provides for the acceleration or early vesting of any right or benefit or lapse of any restriction as a result of or in connection with such transactions (whether alone or in combination with another event, contingent or otherwise), in each case including any such plan, scheme, Contract, or Company Benefit Arrangement with respect to which such transactions constitute a “trigger” without regard to whether such plan, scheme, Contract, Company Benefit Arrangement is a “single trigger” or “double trigger” plan and (b) a summary of the nature and amounts that may become payable pursuant to each such Change in Control Agreement.

3.17.     Corporate Documents. The Company has, or will have prior to Closing, in its possession the minute books containing all records of all proceedings, consents, actions and meetings of the Board of Directors (or comparable governing body), as applicable, and any committees thereof of the Company. The minute books of the Company contain a true, complete and accurate summary in all material respects of all meetings of directors and equity holders or actions by written consent since January 1, 2010 of the Company through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company (a) have been maintained in accordance with reasonable corporate business practices and (b) are stated in reasonable detail and accurately and fairly reflect the transactions of the Company in all material respects.

3.18.     No Brokers. None of the Group Companies is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Share Purchase or any other transaction contemplated by this Agreement. Buyer shall not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party hired by Seller or its Subsidiaries (including any Group Company) as a result of this Agreement.

3.19.     Insurance. The Group Companies maintain the policies of insurance and bonds listed in Schedule 3.19 of the Seller Disclosure Letter. Schedule 3.19(i) of the Seller Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as well as all pending claims and the claims history made under insurance policies and bonds since September 15, 2014 (including with respect to insurance policies and bonds obtained but not currently maintained). Such policies and bonds are part of a consolidated insurance program of Seller and provide insurance coverage for the Group Companies that are sufficient for compliance with all Applicable Laws and Contracts to which any Group Company is a party or by which it is bound. Except as set forth in Schedule 3.19(ii) of the Seller Disclosure Letter, there is no material claim pending with respect to any Group Company under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid in full or, with respect to premiums not yet due, accrued, and each Group Company is otherwise in material compliance with the terms of such policies and bonds. As of the Agreement Date, all the policies and bonds listed in Schedule 3.19(i) of the Seller Disclosure Letter remain in full force and effect.

3.20.     Export Control Laws. Each Group Company has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Act (which is currently in effect through the International Emergency Economic Powers Act) and implementing Export Administration Regulations, and any Applicable Law relating to export control in the jurisdictions where export transactions are conducted. Without limiting the foregoing, (i) each Group Company has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States and/or the export country or region, (ii) each Group Company is in compliance with the terms of all applicable export licenses or other approvals, (iii) there are no pending or, to the knowledge of Seller, threatened claims against any Group Company with respect to such export licenses or other approvals, (iv) there are no actions, conditions or circumstances pertaining to any Group Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no consents or approvals for the transfer of export licenses to Buyer are required, except for such consents and approvals that can be obtained expeditiously without material cost.

3.21.     Environmental Matters.

(a)     Each Group Company is and has been in material compliance with all Environmental Laws including with respect to the properties or facilities owned, leased or occupied by such Group Company presently or at any time since September 15, 2014 (collectively, “Company Facilities,” such properties or facilities currently owned, leased or occupied by any Group Company are defined herein as “Company Current Facilities”), which compliance includes the possession by the applicable Group Company of all permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. On or after September 15, 2014: (i) no discharge, emission, release, leak or spill of Materials of Environmental Concern has occurred at, on, under, from, or migrating underneath any Company Facilities that reasonably may or will give rise to liability of any Group Company under Environmental Laws (ii) no Materials of Environmental Concern present in the surface waters, structures, groundwaters or soils of or beneath any Company Current Facilities (iii) neither are there nor has there been any aboveground or underground storage tanks for Materials of Environmental Concern at Company Current Facilities and (iv) no employee of any Group Company has claimed that a Group Company is liable for alleged injury or illness resulting from an alleged exposure to a Material of Environmental Concern. No civil, criminal or administrative action, proceeding or investigation is pending against any Group Company, or, to Seller’s knowledge, threatened against any Group Company, with respect to Materials of Environmental Concern or Environmental Laws. As of the Agreement Date, none of the Group Companies has received any written notice from a Governmental Authority that alleges that such Group Company is not in compliance with or has any liability under any Environmental Law.

(b)     For purposes of this Section 3.21: (i) “Environmental Law” means any federal, state or local statute, law, regulation, permit, or other Applicable Law relating to pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), or that pertain to the handling, use, manufacturing, processing, storage, disposal, treatment, transportation, discharge, release or threatened release, emission, disposal, distribution, re-use, recycling or other contact or involvement with or of Materials of Environmental Concern, including the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the Resource Conservation and Recovery Act enacted in 1976, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”); and (ii) “Materials of Environmental Concern” means any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant,” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity. The term “Materials of Environmental Concern” shall include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

3.22.     FCPA and Anti-Corruption Matters.

(a)     None of the Group Companies nor, any director, officer, employee, agent or representative of a Group Company (i) has offered, authorized, made, paid or received (whether previously or agreed to do so in the future), directly or indirectly, any bribes, kickbacks or other similar payments or offers or transfers of value in connection with obtaining or retaining business or to secure an improper advantage to or from any Person in violation of any applicable Anti-Corruption and Anti-Bribery Law, or (ii) has otherwise directly or indirectly, committed any violation of any Anti-Corruption and Anti-Bribery Law.

(b)     Except as disclosed on Schedule 3.22 of the Seller Disclosure Letter, no director, officer, employee, agent or representative of any Group Company is currently an official of any Governmental Authority.

(c)     No contributions have been made by any Group Company, directly or indirectly, to a domestic or foreign political party or candidate in violation of any Anti-Corruption and Anti-Bribery Law.

(d)     Neither any Group Company nor any director, officer, employee, agent or representative of any Group Company is currently being, or has been since September 15, 2014, investigated by any Governmental Authority with respect to, or been given written notice by a Governmental Authority of, any potential violation of any Anti-Corruption and Anti-Bribery Law.

3.23.     Privacy. The Group Companies have provided adequate notice of its privacy practices in its privacy policy or policies in all material respects, which policy or policies are and have been available to users on the Company Websites and the Group Companies’ privacy practices conform, in all material respects to their respective privacy policies. The Group Companies have complied in all material respects with all Applicable Law and its contractual commitments relating to (a) the privacy of users of the Company Products and all Internet websites owned, maintained or operated by any Group Company (collectively, the “Company Websites”) and (b) the collection, storage and transfer of any user data, including personally identifiable information collected by any Group Company or by third parties having authorized access to records of any Group Company. No claims or Actions have been asserted since September 15, 2014 or, to the knowledge of Seller, are threatened against any Group Company by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under the privacy policies or contractual commitments of any Group Company.

3.24.     Accounts Receivable and Inventory.

(a)     The accounts receivable of the Company as set forth on the Company Balance Sheet or arising since the Balance Sheet Date, to the extent not paid in full by the account debtor prior to the Agreement Date, (a) are valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice, and (b) are collectible, net of the allowance for collection losses, and not subject to valid defenses, set-offs or counterclaims. The allowance for collection losses on the Company Balance Sheet and, with respect to accounts receivable arising since the Balance Sheet Date, the allowance for collection losses shown on the accounting records of the Company have been determined in accordance with GAAP consistent with historical practice of the Company, provided that in the event historical practice deviates from GAAP, historical practice shall prevail.

(b)     The inventories shown on the Company Balance Sheet (net of any reserve on the Company Balance Sheet) or thereafter acquired by the Group Companies, consisted of items of a quantity and quality usable or salable in the ordinary course of business. Since the Company Balance Sheet Date, the Group Companies have continued to replenish inventories in a normal and customary manner consistent with past practices. No Group Company has received written, or to Seller’s knowledge, oral notice that it will experience in the foreseeable future any material difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of the Company Products. The values at which inventories are carried reflect the inventory valuation policy of the Company, which is consistent with its historical practices and in accordance with GAAP, provided that in the event historical practice deviates from GAAP, historical practice shall prevail. Since the Company Balance Sheet Date, due provision was made on the books of the Group Companies in the ordinary course of business consistent with historical practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate. No Group Company has any commitments to purchase inventory, except in the ordinary course of business consistent with historical practices.

3.25.     Significant Customers and Suppliers.

(a)     None of the Group Companies has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the twelve months ended March 27, 2016, was one of the 10 largest sources of revenues for the Group Companies, based on amounts paid or payable (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 3.25(a) of the Seller Disclosure Letter. None of the Group Companies has received any written information from any Significant Customer that such customer shall not continue as a customer of any Group Company (or Buyer) after the Closing or that such customer intends to terminate or materially modify existing Contracts with a Group Company. None of the Group Companies has had any of its products returned by a purchaser thereof in any material respect or except for normal warranty returns consistent with past history.

(b)     None of the Group Companies has any outstanding material dispute concerning products and/or services provided by any supplier who, in the twelve months ended March 27, 2016, was one of the 10 largest suppliers of products and/or services to the Group Companies, based on amounts paid or payable (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule  3.25(b) of the Seller Disclosure Letter. None of the Group Companies has received any written information from any Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with any Group Company.

3.26.     Power of Attorney. Except as disclosed on Schedule 3.26 of the Seller Disclosure Letter There are no outstanding powers of attorney executed by or on behalf of any Group Company in favor of any Person.

3.27.     Bank Accounts. Schedule 3.27 of the Seller Disclosure Letter sets forth a true, complete and correct list of the name of each bank, safe deposit company or other financial institution in which any Group Company has an account, lock box, safe deposit box, borrowing arrangements and certificates of deposit, and the names of all Persons authorized to sign on behalf of such Group Company or to draw thereon or have access thereto.

3.28.     Transactions with Affiliates; Intercompany Contracts; Shared Contracts.

(a)     Schedule 3.28(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Contracts between any Group Company, on the one hand, and Seller or any of its Affiliates (other than a Group Company), on the other hand (the “Intercompany Contracts”). Other than pursuant to such Intercompany Contracts, no (x) stockholder, officer or director of Seller, nor (y) any director, officer or employee of any Group Company, nor (z) any Affiliate or immediate family member of any such officer, director or employee (i) owns, directly or indirectly, any interest in any asset or other property used in or held for use in the Company Business (excluding any such interest arising out of ownership of 5% or less of any publicly traded company), (ii) serves as an officer, director or employee of any Person that is a supplier or customer of a Group Company or (iii) is a debtor or creditor (other than in the ordinary course as part of their employment relationship in respect of unpaid compensation) of a Group Company.

(b)     Schedule 3.28(b) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Contracts between Seller or any of its Affiliates (other than any Group Company, except in the event such Group Company is a party to a Contract together with Seller or any of its other Affiliates), on the one hand, and any third Person, on the other hand, under which any Group Company receives products and services that are material to the Company Business (the “Shared Contracts”).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the Agreement Date and the Closing Date, as follows:

4.1.     Organization and Good Standing. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Ancillary Agreements, or (ii) materially hinder, impair or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements. Seller is not in violation of its certificate of incorporation or any of its other organizational documents.

4.2.     Power, Authorization and Validity.

(a)     Power and Authority. Seller has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements and to consummate the Share Purchase, and perform its obligations contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement, each of the Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary action on the part of Seller and its stockholders and do not require any further authorization, action or consent of Seller or its stockholders. Without limiting the generality of the foregoing, Seller’s Board of Directors at a meeting duly called and held or via written consent, has unanimously (i) determined that this Agreement, the Ancillary Agreements and the Share Purchase and the other transactions contemplated hereby and thereby are fair to, and in the best interests of stockholders of Seller and (ii) approved and adopted the Share Purchase, this Agreement, the Ancillary Agreements and the other transactions contemplated hereby and thereby in accordance with the provisions of the Delaware General Corporation Law and the organizational documents of Seller.

(b)     No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Seller to execute and deliver, enter into, and perform its obligations under this Agreement and each of the Ancillary Agreements or to consummate the Share Purchase, except for such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Seller would not (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Ancillary Agreements, or (ii) materially hinder, impair or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(c)     Enforceability. This Agreement has been duly executed and delivered by Seller. On the Closing Date, the Ancillary Agreements will have been duly and validly executed and delivered by Seller. This Agreement and each of the Ancillary Agreements are, or when executed by Seller shall be, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, in each case, except as such enforceability may be limited (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3.     No Conflict. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by Seller, nor the consummation of the Share Purchase or any other transaction contemplated hereby or thereby, shall violate, contravene or conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the certificate of incorporation or other organizational documents of Seller; (b) any Applicable Law or Order applicable to Seller or any of its assets or properties; or (c) any Contract to which Seller is a party or bound or by which Seller or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Ancillary Agreements, or (ii) materially hinder, impair or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

4.4.     Title. Seller is the legal and beneficial owner of all of the issued and outstanding Company Shares, free and clear of all Encumbrances (other than Permitted Encumbrances). Upon the consummation of the transaction contemplated by this Agreement, Buyer will have valid title to the Company Shares, free and clear of all Encumbrances (other than Encumbrances created by Buyer).

4.5.     No Brokers. Except for Cowen and Company, LLC, neither Seller nor any Affiliate of Seller is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Share Purchase or any other transaction contemplated by this Agreement. Buyer shall not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the consummation of the transactions contemplated herein.

4.6.     Representations. Seller acknowledges that Buyer has not made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 5 (provided that nothing in this Section 4.6 shall limit any right or remedy of Seller in the event of fraud).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the Agreement Date and as of the Closing Date, as follows:

5.1.     Organization and Good Standing. Buyer is a joint venture company duly organized, validly existing and in good standing under the laws of the PRC and has the power and authority to own, operate, license and lease its properties and to carry on its business as now conducted. Buyer is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, licensed, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate (i) be material to Buyer’s ability to consummate the Share Purchase or to perform their respective obligations under this Agreement, and the Ancillary Agreements, or (ii) materially hinder, impair or delay the consummation of Share Purchase. Buyer is not in violation of its articles of association or its other organizational documents.

5.2.     Power, Authorization and Validity.

(a)     Power and Authority. Buyer has all requisite corporate or other organizational power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements and to consummate the Share Purchase, and perform its obligations contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement, each of the Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer.

(b)     No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Buyer to execute and deliver, enter into, and perform its obligations under this Agreement and each of the Ancillary Agreements, to consummate the Share Purchase, except for such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Buyer would not (i) be material to Buyer’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, and the Ancillary Agreements, or (ii) materially hinder, impair or delay the consummation of Share Purchase, or to perform its obligations under this Agreement, and the Ancillary Agreements.

(c)     Enforceability. This Agreement has been duly executed and delivered by Buyer. On the Closing Date, the Ancillary Agreements will have been duly and validly executed and delivered by Buyer. This Agreement and each of the Ancillary Agreements are, or when executed by Buyer, shall be, legal, valid and binding obligations of Buyer, enforceable against Buyer, in accordance with their respective terms, in each case, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

5.3.     No Conflict. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by Buyer, as applicable, nor the consummation of the Share Purchase or any other transaction contemplated hereby or thereby, shall violate, contravene, conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the articles of association of Buyer, as currently in effect; (b) any Applicable Law applicable to Buyer or any of its assets or properties; or (c) any Contract to which Buyer is a party or bound or by which Buyer or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not (i) be material to Buyer’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, and the Ancillary Agreements, materially hinder, impair or delay the consummation of Share Purchase and the other transactions contemplated by this Agreement, and the Ancillary Agreements.

5.4.     Financing. Buyer has, and will have available to it for the period beginning at least ten (10) Business Days prior to and until the Closing, sufficient funds to consummate the transactions contemplated by this Agreement, including causing Buyer to make payment in full of the amounts payable by Buyer pursuant to this Agreement.

5.5.     Representations. Buyer acknowledges that Seller has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 and Article 4, the Seller Disclosure Letter, and the Seller Closing Certificates (provided that nothing in this Section 5.5 shall limit any right or remedy of Seller in the event of fraud).

ARTICLE 6

SELLER COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 11, Seller covenants and agrees with Buyer as follows:

6.1.     No Solicitation of Transactions.

(a)     Seller will not, and will cause the Group Companies not to, authorize or permit any of Seller’s or any Group Company’s directors, officers, employees, Affiliates or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, knowingly facilitate, actively support, induce or accept any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into or otherwise participate in any discussions, negotiations or send other communication regarding, or deliver or make available to any Person (other than Buyer) any non-public information with respect to, or otherwise cooperate in any way, assist, participate in, or knowingly encourage the submission of, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) exempt any Person from any state takeover law or similar law, (vi) submit any Acquisition Proposal to the vote of any Company Member or (vii) resolve, propose, agree to do any of the foregoing. Seller will, and will cause the Company and its Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Representative of Seller or the Company, whether in his or her capacity as such or in any other capacity, takes any action that Seller is obligated pursuant to this Section 6.1(a) to cause such Representative not to take, then Seller shall be deemed for all purposes of this Agreement to have breached this Section 6.1(a). Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 6.1 shall not apply to any agreement, offer, proposal or indication of interest, or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any direct or indirect acquisition or purchase, whether in one transaction or a series of transactions (including by way of sale, issuance, merger, consolidation, business combination, joint venture, share exchange or other similar transaction), by any Person or Group of any of the outstanding voting securities or voting power of Seller (“Seller Change in Control”); (B) any direct or indirect sale, lease, mortgage, pledge, exchange, transfer, license or other disposition, whether in one transaction or a series of transactions (including by way of merger, consolidation, business combination, joint venture, share exchange or other similar transaction), of any of the assets of Seller (other than assets of the Group Companies); (C) any liquidation, dissolution or other similar type of transaction of Seller; or (D) any extraordinary dividend or distribution, whether of cash or other property of Seller (other than cash or other property of the Group Companies or equity interests in the Group Companies) (a “Seller Acquisition”); provided, that any such Seller Acquisition and discussions related thereto shall exclude the sale of (i) any of the Group Companies, (ii) assets that are held solely by any Group Company and (iii) assets that are Shared Assets that will be transferred to a Group Company pursuant to the terms of this Agreement or made available to Buyer under the Transition Services Agreement (unless such Transition Services Agreement is assumed in full in the Seller Acquisition). Seller shall not be restricted in any manner from discussing, negotiating, encouraging, supporting or entering into, engaging in or executing any agreement (binding or otherwise) for such a Seller Acquisition and from consummating such a Seller Acquisition prior to the Closing or termination of this Agreement; provided, that as a condition to the consummation of any such Seller Acquisition, this Agreement and the obligations of Seller hereunder are expressly assumed in their entirety without qualification by the other party thereto and its ultimate parent entity.

(b)     Seller shall promptly (and in any event within 24 hours) notify Buyer after receipt by Seller or Company (or, to the knowledge of Seller, by any of the Representatives of the Company), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, (iv) any request for nonpublic information relating to the purchase of the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Buyer that would reasonably be expected to lead to an Acquisition Proposal or (v) any discussions or negotiations are sought to be initiated or continued with Seller, the Company or either of their Representatives that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements or other correspondence, or, if no such written materials are available, a written description of such request, proposal or offer), and thereafter Seller shall keep Buyer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Buyer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

6.2.     Advice of Changes. Seller shall promptly advise Buyer in writing of (i) any events, circumstances and facts occurring subsequent to the Agreement Date that would render any representation or warranty of Seller contained in Article 3 and Article 4 untrue or inaccurate such that the condition set forth in Section 10.1 would not be satisfied, (ii) any breach of any covenant or obligation of Seller pursuant to this Agreement or any Ancillary Agreement such that the condition set forth in Section 10.2 would not be satisfied (iii) any Material Adverse Effect on the Company or (iv) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 10 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not be deemed to amend or supplement Seller Disclosure Letter or to prevent or cure any breach or to affect the rights of Buyer under Article 11.

6.3.     Maintenance of Business. Except (i) with Buyer’s prior written consent, (ii) as specifically set forth in Schedule 6.3 of the Seller Disclosure Letter, (iii) as specifically contemplated by the express terms of this Agreement or (iv) as required by Applicable Law, Seller shall cause the Company and each other Group Company to:

(a)     (i) maintain its corporate existence, (ii) carry on Company Business in the ordinary course consistent with past practice, (iii) exercise commercially reasonable efforts to preserve intact the Company Business, and (iv) exercise commercially reasonable efforts to preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers, licensors, distributors and employees, other than with respect to any changes in such relationships required by the terms of this Agreement with the objective that its goodwill and ongoing business be substantially unimpaired on the Closing Date.

(b)     pay all of its debts, expenses, accounts payable and taxes when they become due and payable consistent with past practices, subject to good faith disputes over the validity of such debts, expenses, accounts payable or taxes by appropriate proceedings;

(c)     maintain the Group Companies’ facilities, properties and assets owned, operated or used by it in substantially the same state or repair, order and conditions as they are on the Agreement Date, reasonable wear and tear excepted;

(d)     maintain its books and records in accordance with past practice;

(e)     maintain in full force and effect all Governmental Permits and other authorizations from Governmental Authorities necessary to carry on the Company Business; and

(f)     use its commercially reasonable efforts to assure that each of its Contracts (other than with Buyer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation in connection with, or terminate as a result of the consummation of, the Share Purchase.

6.4.     Conduct of Business. Without limiting the foregoing, Seller shall cause the Company not to, except (i) with Buyer’s prior written consent, (ii) as specifically set forth in Schedule 6.4 of the Seller Disclosure Letter, (iii) as specifically contemplated by the express terms of this Agreement (including (x) the Company incurring Company Intercompany Liabilities (all of which will be assumed by Seller or extinguished as contemplated herein),(y) the transfer or sweep of the Company’s cash and cash equivalents (including marketable securities) to Seller whether by way of dividend, repayment of liabilities or otherwise), (iv) as required by Applicable Law, or (v) as specifically set forth in Schedule 10.10 of the Seller Disclosure Letter:

(a)     adopt or propose any amendment, modification, supplement or change to any of the Group Company Organizational Documents;

(b)     declare, set aside or pay any dividend or other distribution in respect of its equity interests, or redeem or purchase any of its equity interests or change any rights, preferences or privileges of any of its outstanding equity interests (other than a dividend or capital contribution reasonably required to extinguish the Company Intercompany Assets and the Company Intercompany Liabilities);

(c)     issue, sell, create or authorize any equity interests or any other securities (other than a dividend or capital contribution reasonably required to extinguish the Company Intercompany Assets and the Company Intercompany Liabilities) or any options, warrants, convertible securities or other rights of any kind to acquire any such shares;

(d)     reclassify, subdivide, split, combine or reverse split the outstanding equity interests or enter into any recapitalization affecting the number of outstanding equity interests of a Group Company;

(e)     except in the ordinary course of business, (i) hire or terminate any Relevant Service Provider (other than to transfer employment of the employees listed in Schedule 6.4(e) of the Seller Disclosure Letter from Seller to the Company prior to Closing), (ii) pay, announce, promise or grant (whether orally or in writing) any increase in or establishment of (as applicable) any form of compensation or benefits payable or to become payable to any Relevant Service Provider, except as required under an existing Company Benefit Arrangement or paid by Seller and not by the Group Companies, (iii) adopt any new plan or arrangement to provide compensation or benefits to any Relevant Service Provider, except as contemplated herein, or enter into, adopt, amend or terminate any Company Benefit Arrangement (except in each case as contemplated by the terms of any existing plan or arrangement), (iv) enter into, adopt, amend or modify any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, or (v) change the classification of any Relevant Service Provider as to status between contractor versus employee or exempt employee versus non-exempt employee;

(f)     incur any Debt or incur liability as a guarantor or surety with respect to the obligations of others or issue or sell any debt securities or guarantee any debt securities of another Person;

(g)     place or allow the incurrence, creation or assumption of any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties;

(h)     (i) lend or advance any money, other than reasonable and normal advances to employees and consultants in the ordinary course of business consistent with past practice, (ii) make any investments in or capital contributions to, any Person (other than intercompany transactions solely between the Group Companies) or (iii) forgive or discharge in whole or in part any outstanding loans or advances (other than intercompany transactions solely between Seller and its Subsidiaries);

(i)     sell, lease, license, assign, transfer or dispose of any assets material to the Company Business (except for sales or licenses of Company Products in the ordinary course of business consistent with past practice and, for the avoidance of doubt, a Seller Acquisition (other than the sale of (i) any of the Group Companies, (ii) assets that are held solely by any Group Company, or (iii) assets that are Shared Assets that will be made available to Buyer under the Transition Services Agreement));

(j)     except as contemplated hereunder (i) enter into any Contract (other than for sales or licenses of Company Products in the ordinary course of business consistent with past practice) (A) that, if in effect on the Agreement Date, would have been designated a Company Material Contract, any Intercompany Contract or Shared Contract, other than contemplated by this Agreement or (B) that would be required to be disclosed as an off-balance sheet arrangement under GAAP or (ii) violate, terminate, amend or otherwise modify or waive or accelerate any material rights under any Company Material Contract, Intercompany Contract or Shared Contract;

(k)     license any of its technology or Intellectual Property (except for licenses incidental to the sale of Company Products where the rights granted thereunder with respect to Company-Owned IP that either do not materially deviate from the Group Company’s standard terms of sale, copies of which have been provided to Buyer or are otherwise made in the ordinary course of business consistent with past practice);

(l)     (i) make any capital expenditures, capital additions or capital improvements in an amount in excess of US$75,000 individually or US$300,000 in the aggregate or (ii) except as permitted by clause (i) acquire any assets, properties or rights except in the ordinary course of business consistent with past practice;

(m)     extend any warranties, discounts or credits to customers that are out of the ordinary course of business or inconsistent with past practice;

(n)     (i) initiate, waive, release, assign or compromise any Action (other than for the routine collection of bills), (ii) settle or agree to settle any Action (except where the amount in controversy does not exceed US$125,000 and does not involve injunctive or other equitable relief), or (iii) incur any labor dispute or collective bargaining obligation;

(o)     unless required by GAAP, change any of its accounting methods, principles or practices or revalue any of its assets;

(p)     merge, consolidate or reorganize with, acquire, or enter into any other business combination with any Person or Entity (other than Buyer or any of its Affiliates), acquire substantially all of the assets of any such entity, or enter into any negotiations, discussions or agreement for such purpose, or authorize or enter into a plan of dissolution or liquidation, except consummation of a Seller Acquisition;

(q)     engage, retain or enter into any Contract with any investment banker or broker related to or in connection with the transactions contemplated by this Agreement;

(r)     except in the ordinary course of business and consistent with past practices, materially change any insurance coverage;

(s)     except in the ordinary course of business (i) change the classification of the Company under Treasury Regulations Section 301.7701-3, (ii) make, change or revoke any tax election, (iii) adopt or change any tax accounting method, (iv) file any amended Tax Returns, (v) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, (vi) surrender any right to claim a tax refund, (vii) agree to any audit assessment by any Tax Authority or (viii) enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes (in each case of (ii) to (viii), other than with respect to a consolidated, combined or unitary Tax Return including Seller and the Company);

(t)     except in the ordinary course of business, make any filings or registrations, with any Governmental Authority;

(u)     engage in any trade loading practices;

(v)     engage in (i) accelerating or delaying collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (ii) delaying or accelerating payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; (iii) making any material changes to cash management policies, other than changes made in connection with the intercompany transactions in order to satisfy the condition set forth in Section 10.17; (iv) delaying or postponing the repair or maintenance of their properties; (v) any promotional sales or discount activity with any customers or distributors with the intent of accelerating to pre-Closing periods sales that would otherwise be expected (based on past practice) to occur in post-Closing periods; (vi) re-evaluation of any of the assets of the Group Companies or relating to the Company Business, including writing off notes or accounts receivable, or (vii) any other non-ordinary course promotional sales discount activity, deferred revenue activity or inventory overstocking or understocking activity;

(w)     fail to pay or satisfy when due any material Liability (to the extent not subject to Section 6.4(v)(ii)) of any Group Company or related to the Company Business;

(x)     enter into to any Contract to do any of the things described in the preceding clauses (a)-(w) of this Section 6.4 (subject to exceptions set forth in this Section 6.4).

For purposes of this Section 6.4, “Company Material Contract” includes any Contract arising subsequent to the Agreement Date that would have been required to be listed on Seller Disclosure Letter pursuant to Section 3.12 had such Contract been in effect on the Agreement Date.

Notwithstanding the foregoing, neither Seller nor any Group Company shall be restricted from taking any action otherwise prohibited or restricted by Section 6.4(e)(iii) (provided, that any Liability to be incurred by a Group Company resulting from such action taken shall be accrued as a Liability in Company Net Working Capital), Section 6.4(o) or Section 6.4(t); provided that any such action is a result of an action taken or initiated by Seller and does not disproportionately affect the Group Companies compared to Seller or other Subsidiaries of Seller.

6.5.     Necessary Consents. Seller shall, and shall cause Company to, use commercially reasonable efforts to obtain all such consents and authorizations of third parties, give notices to third parties and take such other commercially reasonable actions as may be necessary to effect the consummation of the Share Purchase and the other transactions contemplated by this Agreement or necessary to the Company to continue to carry on the Company Business (including to keep in effect and avoid the breach, violation of or termination of any Company Material Contract), provided that no such Company Material Contract (other than Shared Contracts) shall be amended nor any right thereunder be waived in writing in connection with obtaining such consents without the prior written consent of Buyer (not to be unreasonably withheld, delayed or denied). Seller will (i) provide Buyer with a reasonable opportunity to review and comment in advance on the forms of written consent requests and notices and (ii) consider in good faith any comments thereto made by Buyer.

6.6.     Litigation Matter. Seller shall notify Buyer in writing promptly after learning of any material Action initiated by or against the Company, or known to be threatened in writing against the Company or any of its directors, officers or employees in their capacity as such.

6.7.     Access to Information; Consultation. Seller shall, and shall cause the Company to, allow Buyer and its agents, advisors and representatives access at reasonable times to the facilities, files, books, records, technology, Contracts, personnel and offices of the Company, including any and all information relating to the Company’s taxes, Contracts, financial condition and real, personal and intangible property. Seller shall use commercially reasonable efforts (a) to make its employees, officers and accountants available to Buyer and its agents, advisors and representatives and (b) to cause its accountants to cooperate with Buyer and Buyer’s agents, advisors and representatives in making available all financial information with respect to Company reasonably requested by Buyer and its agents advisors or representatives, including the right to examine all working papers pertaining to all financial statements prepared by such accountants with respect to Company. Seller shall consult with Buyer on decisions with respect to the Company Business and on the operation of the Company Business, to the extent reasonably requested by Buyer.

6.8.     Notices to Employees. Seller shall cause the Company to give all notices and other information required to be given to the Relevant Service Providers, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the transactions contemplated by this Agreement or other applicable Contracts.

6.9.     Satisfaction of Conditions Precedent. Seller shall use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 10 as promptly as practicable, and Seller shall use commercially reasonable efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

6.10.     Intercompany Arrangements. Notwithstanding anything herein to the contrary, it is understood and agreed as follows:

(a)     Prior to the Closing, Seller shall, and shall cause the Company to, cause any Debt of the Company (other than Company Intercompany Liabilities) to be repaid and/or assumed by Seller or its Affiliates, with the intention that the Company Closing Debt be as close to zero as reasonably practicable.

(b)     Prior to the Closing, Seller shall, and shall cause the Company to, cause the Company Intercompany Liabilities to be extinguished in their entirety (including through a reasonably required dividend or capital contribution).

(c)     Prior to the Closing, Seller shall, and shall cause the Company to, cause the Company Intercompany Assets to be extinguished in their entirety (including through a reasonably required dividend or capital contribution).

(d)     Effective as of the Closing, other than (x) pursuant to this Agreement and the Ancillary Agreements and (y) as otherwise set forth in Schedule 6.12 of the Seller Disclosure Letter (which Schedule may be amended from time to time prior to the Closing to reflect any mutually agreed additions or deletions), (i) Seller shall, and shall cause the Company to, cause all Intercompany Contracts listed on Schedule 6.10(d)(i) (“Terminable Intercompany Contracts”) to be terminated, without any party or their respective Affiliates having any continuing obligations or benefits thereunder and (ii) Seller shall cause the Company to no longer receive any products or services or have any obligations under any of the Shared Contracts listed on Schedule 6.10(d)(ii) (“Terminable Shared Contracts”).

6.11.     Non-Competition and Non-Solicitation.

(a)     As a material inducement and consideration for Buyer to enter into this Agreement, for a period of three years following the Closing Date (the “Restricted Period”), Seller agrees that it will not, and it will not permit any Seller Subsidiary to, directly or indirectly, in any capacity (including as agent, consultant, advisor, independent contractor, general partner, stockholder, investor, lender or guarantor of any corporation, partnership or other entity) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that competes with any part of the Company Business or render any services to any business engaged in the design, manufacture or sale of any product, or provision of any service, that competes with any part of, the Company Business (collectively, the “Restricted Business”) anywhere in the world (the “Restricted Territory”) other than as agreed in writing by the parties under the Transition Services Agreement, License and Technology Agreement or other written agreement; provided, however, that this Section 6.11(a) shall not be applicable to any Person (and such Person’s Affiliates) that enters into a Seller Acquisition to the extent that such Person or any of its Affiliates is engaging in the Restricted Business prior to signing of the definitive agreement pursuant to which such Seller Acquisition will be consummated.

(b)     As a material inducement and consideration for each party to enter into this Agreement, each party agrees that, during the Restricted Period, each such party shall not, and each such party shall not permit any of their Subsidiaries (in the case of Buyer, including the Guarantors), to, within the Restricted Territory, directly or indirectly solicit away or attempt to solicit away any employees or consultants of the other party or any of its Subsidiaries (and in the case of Buyer, including the Company following the Closing and Guarantors) (“Disallowed Workers”), for such party’s or any of such party’s Affiliate’s own benefit or for the benefit of any other Person or Entity. However, this Section 6.11 will not prevent either party from making generalized searches for employees or service providers by causing to be placed any general advertisement or similar notices in media and in other forms directed to the general public (including newspapers, television, radio and Internet job boards), provided that such searches are not targeted specifically at the other party’s Disallowed Workers. For the purposes of this Agreement, Seller Disallowed Workers shall exclude the individuals listed in Schedule 6.11(b) of the Seller Disclosure Letter.

(c)     Each of the parties hereto agree that the duration and geographic scope of the non-compete and the non-solicitation provisions set forth in this Section 6.11 are reasonable. If any covenant in this Section 6.11 is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other Governmental Authority, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon the activities of Seller that are no greater than allowable under then applicable laws. In the event of a breach of any of the covenants set forth in this Section 6.11, either party will be entitled to an injunction against the other party and any of the other party’s Subsidiaries (in the case of Buyer, including the Guarantors) restraining such breach in addition to any other remedies provided by law or equity. In addition, in the event of any such breach, in addition to any such remedies, the Restricted Period with respect to the breaching party shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured, provided, however that if such non-breaching party shall not have notified the breaching party of any such breach within 30 days after such non-breaching party has obtained actual knowledge (which in case of the Buyer, shall include actual knowledge of the Guarantors) that a breach has occurred, the Restricted Period shall not be extended for the period between the non-breaching party’s obtaining such actual knowledge and it so notifying the breaching party.

6.12.     Preparation of Tax Returns and Financial Statements.

From and after the Closing Date, in connection with the preparation of any Tax Returns of a Group Company or preparation of financial statements with respect to any Group Company, upon reasonable prior notice, Seller shall (i) afford Buyer and its Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records available to Seller and its Affiliates in respect of such Group Company and its business, assets or operations (including Tax Returns filed by such Group Company on a standalone basis (“Company Standalone Tax Returns”) and other information and documents relating to taxes imposed on or with respect to such Group Company, its business, assets or operations, but only to the extent that such information can reasonably be segregated from any other information that is related to Seller and its Affiliates (other than a Group Company)), (ii) furnish to Buyer and its Affiliates and their respective Representatives such additional financial data and other information regarding such Group Company as Buyer, its Affiliates or their respective Representatives may from time to time reasonably request (including, for the avoidance of doubt, Company Standalone Tax Returns and other information and documents relating to taxes imposed on or with respect to such Group Company, its business, assets or operations, but only to the extent that such information can reasonably be segregated from any other information that is related to Seller and its Affiliates (other than a Group Company)), and (iii) make available to Buyer and its Affiliates and their respective Representatives the employees of Seller in respect of such Group Company and its business but if and only to the extent that the assistance of such employees is necessary to assist Buyer or its Affiliates in connection with Buyer’s or such Affiliates’ inquiries for any of the purposes referred to above; provided and only to the extent that such investigation or assistance, as applicable, does not unreasonably interfere with the business or operations of Seller or any of its Affiliates.

6.13.     No Encumbrances. Prior to the Closing, Seller shall obtain and effect the full release and discharge, effective at or prior to the Closing, of any and all Encumbrances on the Company Shares.

6.14.     Employee Benefit Matters.

(a)     Effective immediately preceding the Closing to the extent permitted by Law, Seller and Company shall terminate the eligibility of Continuing Service Providers in any and all Company Benefit Arrangements which are sponsored by Seller or its ERISA Affiliate (other than the Group Companies (including those Company Benefit Arrangements that are “employee benefit plans” within the meaning of ERISA and those intended to constitute a Section 401(k) arrangement) and Seller shall exclusively bear the cost of such terminations. The cost of termination of any such Company Benefit Arrangement with respect to the Continuing Service Providers which is not paid prior to Closing by a Group Company and which is not paid by Seller directly, shall be accrued as a Liability in Company Net Working Capital. Notwithstanding the preceding, (i) Seller and the Company shall not terminate the terms of any employment contract which is included as a Company Benefit Arrangement, (ii) unless Buyer notifies Seller at least five (5) Business Days prior to Closing to terminate the participation of the Continuing Service Providers as participants in the Exar Corporation Sales Incentive Plan as of the Closing, such participants shall continue to participate in a sales incentive plan sponsored by the Group Companies which subject to such amendments adopted by the Group Companies provides for same terms as in effect under the Seller’s Sales Incentive Plan as of the Closing, and (iii) the cost and Liability for potential bonuses due for outstanding awards pending under the Patent Incentive Program as of the Closing shall be determined under Section 3.16(l). The benefits upon termination of the Continuing Service Providers from Seller’s Management Incentive Program, Key Incentive Program and Profit Sharing Incentive Program shall be determined by Seller in good faith based on the amount that Seller anticipates would have been paid to such Continuing Service Providers had they continued to participate in such programs until the applicable payment date, pro-rated for the actual performance achieved from the beginning of the applicable performance period to the Closing, and, subject to applicable Tax withholding, shall be payable as provided in such programs in the form of Seller’s stock with applicable Tax withholding to the extent unpaid at the Closing included as a Liability in Company Net Working Capital consistent with the methodologies set forth in Section 3.16(l).

(b)     Seller hereby consents to the continued employment by Relevant Service Providers by Buyer (or a subsidiary or other Affiliate of Buyer) as employees or independent contractors and waives, with respect to the employment or engagement by Buyer (or a subsidiary or other Affiliate of Buyer) of such Continuing Service Provider, any claims or rights Seller may have against Buyer (or a subsidiary or other Affiliate of Buyer) or any such Continuing Employee under any non-competition or non-solicitation, or as applicable solely to the Company Business (and not Seller’s other business not contemplated to transfer hereunder to Buyer), any confidentiality, employment, or consulting agreement, to the extent such Continuing Employees will perform services for Buyer (or a subsidiary or other Affiliate of Buyer).

6.15.     Covenant Not to Sue. Seller agrees that it will not, and it will not permit any Seller Subsidiary to, directly or indirectly, in any capacity (including as agent, consultant, or advisor to any Person) assert or threaten to assert any Seller Patent against any Company Product that exists as of the Closing Date or derivatives thereof.  If any Seller Patent is sold, transferred, exclusively licensed or enforcement rights granted to any Person, Seller will require such Person to agree in writing to the covenant in this Section 6.15.  “Seller Patents” means all United States, international and foreign patents and patent applications (including provisional applications) which (a) are owned by Seller or any Seller Subsidiary as of the Closing Date; or (b) are based on Technology owned by Seller or any Seller Subsidiary as of the Closing Date; or (c) claim priority, directly or indirectly, to any of the foregoing.

6.16.     Confirmatory Assignments of Intellectual Property. Seller shall use reasonable best efforts to obtain confirmatory assignments of intellectual property, in a form reasonably acceptable to Buyer, from all current engineering and software development employees of the Group Companies.

ARTICLE 7

BUYER COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 11, Buyer covenants and agrees with Seller as follows:

7.1.     Advice of Changes. Buyer shall promptly advise Seller in writing of (a) any events, circumstances and facts occurring subsequent to the Agreement Date that would render any representation or warranty of Buyer contained in Article 5 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied, (b) any breach of any covenant or obligation of Buyer pursuant to this Agreement or the Ancillary Agreement to which it is a party such that the condition set forth in Section 9.2 would not be satisfied or (c) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 9 not to be satisfied.

7.2.     Satisfaction of Conditions Precedent. Buyer shall use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article 9 as promptly as practicable, and Buyer shall use its commercially reasonable efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

7.3.     Employee Benefit Matters.

(a)     On or prior to the Closing, Seller shall cause the appropriate Group Company to offer employment to and employ the Transferring Employees, including employees on leave as of the Closing, with such employment effective not later than the Closing, provided that, the terms and conditions of employment shall be the same as immediately prior to the transfer. Each employee or contractor of any of the Group Companies immediately prior to the Closing and who remains an employee or contractor of the Group Companies or becomes an employee or contractor of Buyer (or any Affiliate of Buyer) immediately following the Closing Date, together with any Transferring Employee who accepts a transfer of employment to a Group Company , shall be a “Continuing Service Provider.”

(b)     Buyer further agrees that, from and after the Closing Date, Buyer shall and shall cause any Affiliate of Buyer to grant all of its Continuing Service Providers credit for any service with a Group Company or its affiliate or predecessor earned prior to the Closing Date for eligibility and vesting purposes under each benefit plan offered to Continuing Service Providers following the Closing, provided that such service credit does not result in duplication of benefits for the same period of service. In addition, Buyer shall use commercially reasonable efforts (which, for clarity, shall not require Buyer to adopt any benefit programs) to cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any employee (or covered dependent thereof) of any Group Company to be taken into account for purposes of satisfying the corresponding deductible, co-insurance and maximum out of pocket provisions after the Closing Date under any applicable Company Benefit Arrangement that may be established or maintained by Buyer or any Affiliate of Buyer after the Closing in the year of initial participation.

(c)     Notwithstanding anything in this this Agreement to the contrary, Buyer and its Affiliates shall have no obligation to maintain or continue in effect any Company Benefit Arrangement or any other arrangements, and following the Closing, nothing in this Agreement is intended to prevent Buyer and its Affiliates from amending, modifying or terminating any such Company Benefit Arrangement, or other arrangements as determined by Buyer or such Affiliate in their sole discretion.

ARTICLE 8

REGULATORY APPROVALS

8.1.     Regulatory Approvals.

(a)     Each of Buyer (and its Affiliates, if applicable), on the one hand, and Seller, on the other hand, shall:

(i)     if elected by Buyer after consultation with Seller, file with the Federal Trade Commission of the United States (“FTC”) and the Antitrust Division of the Department of Justice of the United States a Notification (“DOJ”) and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement;

(ii)     file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that Buyer reasonably elects, or are required by any other Antitrust Laws as soon as practicable following notice from Buyer;

(iii)     make the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS as soon as practicable after the date of this Agreement but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, and (ii) following such pre-notice consultation, as promptly as practicable and, in any event, within five (5) Business Days of CFIUS notification that the draft filing meets all requirements of 31 C.F.R. § 800.402 of the regulations and is, accordingly, complete, file with CFIUS a voluntary notice as contemplated by 31 C.F.R. § 800.401(a);

(iv)     prepare and file all filings required to obtain the PRC Overseas Investment Approvals as promptly as practicable after the date of this Agreement; and

(v)     prepare and file all filings required to obtain the MOEA Approval as promptly as practicable after the date of this Agreement;

(b)     Subject to Section 8.1(f), each of Buyer and Seller shall, to the extent permitted by Applicable Law and not prohibited by the applicable Governmental Authority, and subject to all applicable privileges or business confidentiality, including the attorney-client privilege, with respect to the filings described in Section 8.1(a):

(i)     cooperate and coordinate with the other in the making of such filings (including providing copies, or portions thereof, of all such documents to the other parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any Applicable Law (including Antitrust Laws) or Orders with respect to any such filing, in each case, for the avoidance of doubt, in connection with the transactions contemplated by this Agreement;

(ii)     supply the other party (or its outside counsel) with any information that may be required or requested by any Governmental Authority in order to make such filings;

(iii)     supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Applicable Law; and

(iv)     subject to Section 8.1(f), use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to (A) cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as reasonably practicable, (B) obtain any required Consents under any other Antitrust Laws applicable to the Share Purchase as soon as reasonably practicable and (C) obtain the PRC Overseas Investment Approvals, the MOEA Approval as soon as reasonably practicable.

(c)     Subject to Section 8.1(f), to the extent required to obtain CFIUS Approval, each of Buyer and Seller agrees to use commercially reasonable efforts to obtain CFIUS Approval as soon as reasonably practicable; provided, however, that, such approval shall not be conditioned in any respect on the imposition of any Restraint, or any mitigation measure that (i) would require (A) altering the composition of the Board of Directors of any Person, or (B) a special security agreement, proxy agreement or voting trust agreement pursuant to the National Industrial Security Program Operating Manual, or (ii) could reasonably be expected to have an adverse effect on the ability of Buyer to manage and integrate the business of the Group Companies.

(d)     Each of Buyer (and its Affiliates, if applicable), on the one hand, and Seller, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, Applicable Laws in respect of any PRC Overseas Investment Approvals or any Applicable Laws in respect of any MOEA Approval, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Authority, the parties hereto agree to:

(i)     give each other reasonable advance notice of all meetings or communications with any Governmental Authority relating to the Share Purchase or any other transactions contemplated hereby;

(ii)     give each other an opportunity to participate in each of such meetings or communications;

(iii)     keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Share Purchase or any other transactions contemplated hereby to the extent the other party is unable to participate in such communication;

(iv)     cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Share Purchase or any other transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority;

(v)     provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) and planned oral communications with a Governmental Authority regarding the Share Purchase or any other transactions contemplated hereby;

(vi)     provide each other (or counsel of each party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Share Purchase or any other transactions contemplated hereby; and

(vii)     cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Sections 10.3 and 10.4;

Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.

(e)     Each of Buyer and Seller shall cooperate with one another to (i) promptly determine whether any filings not contemplated by this Section 8.1 are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by this Section 8.1 are required to be or should be obtained, from any Governmental Authority under any other Applicable Law in connection with the transactions contemplated hereby and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(f)     Notwithstanding anything in this Agreement to the contrary, neither Buyer nor its Affiliates, on the one hand, nor the Seller nor its Affiliates, on the other hand, shall be required to agree to any term or take any action in connection with obtaining the Antitrust Clearance and the CFIUS Approval (i) that is not conditioned upon the consummation of the Share Purchase and the other transactions contemplated by this Agreement or (ii) provides for (A) the sale, transfer, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Buyer or any of its Affiliates or the Group Companies, (B) the discontinuation of any product or service of Buyer or any of its Affiliates or the Group Companies, (C) the imposition of any limitation or regulation on the ability of Buyer or any of its Affiliates to freely conduct their business or own their respective assets or (D) the holding separate of the Company Shares or any limitation or regulation on the ability of Buyer or any of its Affiliates to exercise full rights of ownership of the Company Shares (any of the foregoing, an “Restraint”); provided, further, that the Company, if requested by Buyer, shall agree to and effect any of the foregoing, on terms and conditions as specified by Buyer, so long as the effect thereof is binding upon the Company only if the Closing occurs. Notwithstanding anything in this Agreement to contrary, and for the avoidance of doubt, Buyer shall not be required to undertake or comply with any mitigation or other requests or conditions for approvals from any Governmental Authority with regard to any investments, operations, assets or affiliates other than those of the Group Companies.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF SELLER

Seller’s obligations to consummate the Share Purchase and take the other actions required to be taken by Seller at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions on or before the Closing Date (it being understood that any one or more of the following conditions may be waived by Seller in a writing signed on behalf of Seller):

9.1.     Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Article 5 (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects as of the Agreement Date and, except as such failure or failures, to be true and correct, taken as a whole, would not reasonably be expected to have a Material Adverse Effect, on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing Seller shall have received a certificate to such effect executed by an officer of Buyer.

9.2.     Covenants. Buyer shall have performed and complied in all material respects with all of its covenants contained in Article 7 on or before the Closing (to the extent that such covenants require performance by Buyer, as applicable, on or before the Closing), and at the Closing Seller shall have received a certificate to such effect executed by an officer of Buyer.

9.3.     Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction (other than CFIUS, MOEA or PRC Overseas Investment Approvals) or any statute, regulation, enactment, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or the consummation of the transactions contemplated by this Agreement.

9.4.     Government Consents.

(a)     Other than the CFIUS Approval, PRC Overseas Investment Approvals and MOEA Approval, there shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Share Purchase and the transactions contemplated by this Agreement.

(b)     Buyer shall have obtained the PRC Overseas Investment Approvals, other than such PRC Overseas Investment Approvals as Buyer, in its sole discretion, shall have determined to waive; provided, however, that Buyer shall not be entitled to waive any PRC Overseas Investment Approvals that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Share Purchase in accordance with Section 2.2.

9.5.     Escrow Agreement. Buyer and the Escrow Agent shall have executed the Escrow Agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”).

9.6.     License and Technology Agreement. Seller and Buyer shall have executed a license and technology agreement in the form set forth as Exhibit B (the “License and Technology Agreement”).

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF BUYER

Buyer’s obligations to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions on or before the Closing Date (it being understood that any one or more of the following conditions may be waived by Buyer in a writing signed by Buyer and that any such waiver shall not affect any rights to indemnification or any remedy hereunder):

10.1.     Accuracy of Representations and Warranties. The representations and warranties of Seller set forth in Article 3 and Article 4, (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Agreement Date and, except as such failure would not reasonably be expected to have a Material Adverse Effect on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing Buyer shall have received a certificate to such effect executed by an officer of Seller.

10.2.     Covenants. Seller shall have performed and complied in all material respects with all of its covenants contained in Article 6 at or before the Closing (to the extent that such covenants require performance by Seller at or before the Closing), and at the Closing Buyer shall have received a certificate to such effect executed by an officer of Seller.

10.3.     No Material Adverse Effect. There shall not have been any Material Adverse Effect in the Company since the Agreement Date.

10.4.     Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction (other than CFIUS, PRC Overseas Investment Approvals or MOEA) any statute, regulation, enactment or Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or the consummation of the transactions contemplated by this Agreement.

10.5.     Government Consents. Other than the CFIUS Approval, PRC Overseas Investment Approvals and MOEA Approval, there shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Share Purchase and the transactions contemplated by this Agreement.

10.6.     CFIUS Approval, PRC Overseas Investment Approvals and MOEA Approval.

(a)     The CFIUS Approval shall have been obtained.

(b)     The PRC Overseas Investment Approvals shall have been obtained.

(c)     The MOEA Approval shall have been obtained.

provided, however, that in each of the aforementioned cases such approval shall not be conditioned in any respect on the imposition of any Restraint, or any mitigation measure that (x) would require (i) altering the composition of the Board of Directors of any Person, or (ii) a special security agreement, proxy agreement or voting trust agreement pursuant to the National Industrial Security Program Operating Manual, or (y) could reasonably be expected to have an adverse effect on the ability of Buyer to manage and integrate the business of the Group Companies.

10.7.     Resignations of Directors and Officers. The persons holding the positions of a director or officer, as applicable, of the Group Companies in office immediately prior to the Closing shall have resigned from such positions in writing effective as of the Closing and such persons as selected by Buyer shall be appointed as the directors or officers, as applicable, of the Group Companies effective as of the Closing (such resignations and new appointments, the “Board Change”).

10.8.     Company Good Standing Certificates. Buyer shall have received a good standing certificate from the Registrar of Companies of the Cayman Islands and each other jurisdiction in which a Group Company is incorporated; to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States.

10.9.     Termination of Company Benefit Arrangements. Seller and Company shall have terminated the participation of Relevant Service Providers in any and all Company Benefit Arrangements pursuant to Section 6.14.

10.10.   Completion of Restructuring of IML International Taiwan. Restructuring of IML International Taiwan in the manner described in Schedule 10.10 of the Seller Disclosure Letter shall have been completed to the reasonable satisfaction of Buyer.

10.11.    Intercompany Liabilities. Seller shall provide reasonably satisfactory evidence to Buyer that the Company Intercompany Liabilities have been extinguished in their entirety.

10.12.    Escrow Agreement. Seller and the Escrow Agent shall have executed the Escrow Agreement.

10.13.    License and Technology Agreement. Seller and the Company shall have entered into the License and Technology Agreement.

10.14.    Intellectual Property Transfer Agreement. Seller and the Company shall have entered into an intellectual property transfer agreement substantially in the form attached hereto as Exhibit C.

10.15.    FIRPTA Certificate. Seller, the Company, and IML California shall each have delivered to Buyer a duly authorized and executed certificate prepared in accordance with Treasury Regulations Section 1.1445-2(b) certifying its non-foreign status.

10.16.    Company Closing Financial Certificate. Seller shall have delivered to Buyer a duly authorized and executed Company Closing Financial Certificate dated as of the Closing Date and certifying the calculations set forth therein).

10.17.    Company Closing Cash. The amount of the Company Closing Cash shall be no less than US$10,000,000 and no more than US$20,000,000 deposited in the accounts listed in Schedule 10.17 of the Seller Disclosure Letter.

18.18.     Transition Services Agreement. Buyer and Seller shall have entered into a transition services agreement substantially in the form attached hereto as Exhibit D.

10.19.     Facility License Agreement. Buyer and Seller shall have entered into a facility license agreement substantially in the form attached hereto as Exhibit E.

10.20.     Employment. Certain of the employees of the Group Companies listed and specified in Schedule 10.20 of the Seller Disclosure Letter shall (a) be employed by a Group Company at the Closing, or (b) if such employee is an employee of Seller or an Affiliate of Seller (other than a Group Company) immediately prior to the Closing, such employee shall have entered into an employment agreement or offer letter with the applicable Group Company or Buyer (i) on substantially the same terms of such employee’s existing employment agreement or offer letter with Seller or an Affiliate of Seller, or (ii) pursuant to the terms agreed upon between such employee and Buyer, each effective as of the Closing.

ARTICLE 11

TERMINATION OF AGREEMENT

11.1.     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of Buyer and Seller.

11.2.     Unilateral Termination.

(a)     Either Buyer on the one hand, or Seller on the other hand, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase or any other material transaction contemplated by this Agreement.

(b)     Either Buyer on the one hand, or Seller on the other hand, by giving written notice to the other, may terminate this Agreement if the Closing shall not have occurred on or before the six month anniversary of the Agreement Date or such other date that Buyer and Seller may agree upon in writing (the “Initial Termination Date”); provided that if the Closing shall not have occurred by the Initial Termination Date, but on such date, all of the conditions to the Closing set forth in Article 9 and Article 10 (other than conditions that by their nature are only to be satisfied at the Closing) other than the conditions set forth in Sections 9.4(b), 10.6(a) and 10.6(b) have been satisfied or waived in writing, then neither party shall be permitted to terminate this Agreement under this Section 11.2(b) until the eight month anniversary of the Agreement Date (the “Extended Termination Date”), provided further that the right to terminate this Agreement under this Section 11.2(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Initial Termination Date or the Extended Termination Date, as the case may be.

(c)     Either Buyer on the one hand, or Seller on the other hand may terminate this Agreement at any time prior to the Closing if (i) the other has committed a material breach of (1) any of its representations and warranties under Article 3, Article 4 or Article 5, as applicable or (2) any of its covenants under Section 2.2(a), Section 2.2(c), Article 6 or Article 7, as applicable, and has not cured such breach within 20 Business Days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 11.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured and provided further that the cure period for a breach of Section 2.2(a) or Section 2.2(c) shall be 5 Business Days) and (ii) such breach, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article 10 or Article 9, as applicable, to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 11.2(c) shall not be available to a party if the party is at that time in material breach of this Agreement.

11.3.     Effect of Termination(a)     . In the event of termination of this Agreement as provided in Section 11.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or Seller or their respective officers, directors, equity holders or affiliates, except as set forth in Section 11.4 below; provided, however, that (i) the provisions of this Section 11.3 (Effect of Termination), Section 11.4 (Termination Fee) and Article 13 (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing in this Agreement shall relieve any party hereto from liability in connection with any Willful Breach of any of such party’s representations, warranties or covenants contained herein. The parties hereto acknowledge and agree that such loses and damages recoverable by a party pursuant to Section 11.3(ii) shall include the benefit of the bargain lost by such party.

11.4.     Termination Fee(a)     . In the event (a) Seller has fully complied with its obligations under Section 8.1 (and such non-compliance is not a cause of, or resulted in, the failure to obtain approvals required in Section 10.6) and (b) this Agreement is terminated (i) by Seller or Buyer pursuant to Section 11.2(b) following the Extended Termination Date if, on the date of such termination (A) a Specified Circumstance exists, (B) each of the conditions set forth in Article 10 (other than Section 10.6) is satisfied or has been validly waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions, as of the date of such termination, only need to be capable of being satisfied at the Closing), and (C) Seller has delivered to Buyer written notice in which Seller has waived the conditions to closing contained in Article 9 and certified that it is ready and willing to close (it being understood that if Buyer wishes to terminate this Agreement in accordance with Section 11.2(b), Buyer shall notify Seller and provide Seller with a reasonable amount of time (and no less than five (5) Business Days) to deliver such certification prior to the termination by Buyer); or (ii) by Buyer or Seller pursuant to Section 11.2(a) based on an Order arising as a result of a challenge by CFIUS (only if Buyer has not fully complied with its obligations under Section 8.1) or a challenge by a PRC Overseas Investment Authority (a “Specified Order”) (it being understood that if Seller wishes to terminate this Agreement in accordance with Section 11.2(a), Seller shall notify Buyer and provide Buyer with a reasonable amount of time (and no less than five Business Days) to waive in writing the condition set forth in Sections 10.6(a) and 10.6(b) prior to the termination by Seller, in which case Seller may no longer so terminate this Agreement in accordance with Section 11.2(a) provided Buyer certifies it is capable of consummating the transactions contemplated hereby and paying the Share Purchase Consideration (other than the Escrow Cash) to Seller upon the Closing and depositing the Escrow Cash with the Escrow Agent thereafter), then Buyer shall, within five (5) Business Days after the date of such termination, pay or cause to be paid to Seller RMB equivalent of US$6,500,000 (“Termination Fee”) by instructing the Termination Fee Deposit Bank to release the Termination Fee to Seller; provided, however, that in the event of a termination by Buyer under Section 11.2(b) after the Extended Termination Date, Buyer shall not be obligated to pay the Termination Fee under this Section 11.4 if Seller’s failure to perform any covenant, agreement or obligation hereunder was a cause of, or resulted in, the failure of the Closing to occur on or before the Extended Termination Date. Buyer shall place the Termination Fee in immediately available RMB in a separate account with a Beijing Branch of HSBC or another bank (the “Termination Fee Deposit Bank”) mutually agreed by Buyer and Seller no later than thirty calendar days following execution of this Agreement and hold such funds in such account until the earlier of (x) Buyer instructing the Termination Fee Deposit Bank release of the Termination Fee in accordance with this Section 11.4 or (y) returned to Buyer upon Closing or upon termination of this Agreement under provisions that do not otherwise provide for payment of the Termination Fee to Seller. Notwithstanding any other provision of this Agreement to the contrary, Seller’s sole and exclusive remedy if either Buyer or Seller terminates this Agreement pursuant to Section 11.2(b) after the Extended Termination Date or Section 11.2(a), in each case, based on a Specified Order, shall be receipt of the Termination Fee from Buyer (or to seek such Termination Fee from the Guarantors pursuant to the Guarantee) in accordance with the terms hereof, and upon Buyer’s or Seller’s termination of this Agreement pursuant to Section 11.2(b) after the Extended Termination Date or Section 11.2(a), in each case, based on a Specified Order and receipt of the Termination Fee, Seller shall be precluded from any other remedy against Buyer and its Affiliates at law or in equity or otherwise. Buyer and Seller acknowledge that the agreements contained in this Section 11.4 are an integral part of the Agreement and the Share Purchase and that, without these agreements, neither Buyer nor Seller would enter into this Agreement. In the event that Buyer (or Guarantors pursuant to the Guarantee) shall fail to pay the Termination Fee required pursuant to this Section 11.4 when due, such Termination Fee, as the case may be, shall accrue interest for the period commencing on the date such Termination Fee became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column. In addition, if Buyer (or Guarantors pursuant to the Guarantee) shall fail to pay such Termination Fee when due, Buyer (or Guarantors pursuant to the Guarantee) shall also pay to Seller all of Seller’s costs and expenses (including attorneys’ fees) incurred by Seller in connection with efforts to collect such Termination Fee.

ARTICLE 12

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES

12.1.     Survival of Representations and Warranties. If the Share Purchase is consummated, the representations and warranties of Seller contained in this Agreement, the Seller Disclosure Letter and the Seller Closing Certificates shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the 12 month anniversary of the Closing Date; provided, however, that (a) the representations and warranties of Seller contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Subsidiaries), Section 3.3 (Power, Authorization and Validity), Section 3.4 (Capitalization of the Company), Section 3.8 (Taxes), Section 3.16 (Employees, ERISA and Other Compliance), Section 3.18 (No Brokers), Section 4.1 (Organization and Good Standing), Section 4.2 (Power, Authorization and Validity), Section 4.4 (Title), and Section 4.5 (No Brokers) (the “Seller Fundamental Representations”) will remain operative and in full force and effect until 11:59 p.m. Pacific Time on the expiration date of the applicable statute of limitations; and (b) the representations and warranties of Seller contained in Section 3.14 (Intellectual Property) (the “Seller IP Rep”) will remain operative and in full force and effect until 11:59, p.m. Pacific Time on the 18 month anniversary of the Closing Date; provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the expiration date of the applicable Claims Period with respect to such representation or warranty shall be affected by the expiration date of such representation or warranty. If the Share Purchase is consummated, the representations and warranties of Buyer contained in this Agreement and Buyer Closing Certificates shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the 12 month anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 5.1 (Organization and Good Standing) and Section 5.2 (Power, Authorization and Validity) (collectively, the “Buyer Fundamental Representations” and, together with Seller Fundamental Representations, the “Fundamental Representations”) will remain operative and in full force and effect until 11:59 p.m. Pacific Time on the date that is 60 days after the expiration date of the applicable statute of limitations; provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the expiration date of the applicable Claims Period with respect to such representation or warranty shall be affected by the expiration date of such representation or warranty. If the Share Purchase is consummated, all covenants of the parties (including the covenants set forth in Article 6 and Article 7) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing, in which case such covenants shall survive until they are fully performed; provided, however, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any breach of a covenant that is set forth in a Notice of Claim delivered prior to the expiration date of the Claims Period with respect to such covenant shall be affected by the expiration of such covenant.

12.2.     Agreement to Indemnify.

(a)     From and after the Closing, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Group Companies), and each of their respective officers, directors, employees, members, stockholders, partners, agents and representatives (each hereinafter referred to individually as an “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all damages, judgments, settlements, losses, liabilities, fees, reductions in value, costs, taxes, payments, penalties, interest, fines and expenses (including costs of investigation, defense and settlement, reasonable attorneys’ fees and other professionals’ and experts’ fees, and court, arbitrator or mediator costs (including such fees and costs incurred in connection with enforcing the provisions of this Article 12)) (hereinafter collectively referred to as “Damages”) based upon, relating to, arising out of or resulting from any of the following (the “Buyer Indemnifiable Matters”): (i) any breach or inaccuracy of any representation or warranty made by Seller in this Agreement, the Seller Disclosure Letter or the Seller Closing Certificates (in each case, except with respect to Section 3.11(a), without giving effect to any qualifications relating to materiality, material adverse effect or Material Adverse Effect for the purposes of determining the amount of the Damages that are the subject matter of a claim for indemnification thereunder, provided, however, that the operation of this parenthetical shall not alter the meaning of the defined terms such as “Company Material Contract” to “Company Contract” or “Material Adverse Effect” to “Effect” for such purposes); (ii) any breach of or default in connection with any of the covenants or agreements made by Seller in this Agreement; (iii) Excluded Taxes; (iv) any Change in Control Payments or Tax Liabilities in respect of the Change in Control Agreements, to the extent unpaid as of the Closing, (v) any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code, (vi) any matter set forth on Schedule 3.7 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 3.7 (Litigation) as of the Agreement Date or the Closing Date; (vii) Unpaid Transaction Expenses, (viii) any error or inaccuracy in the Company Closing Financial Certificate; and (ix) any fraud, intentional misrepresentation or Willful Breach by or on behalf of Seller.

(b)     From and after the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates, and each of their respective officers, directors, employees, members, stockholders, partners, agents and representatives (each hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages based upon, relating to, arising out of or resulting from any of the following (the “Seller Indemnifiable Matters” and, together with the Buyer Indemnifiable Matters, the “Indemnifiable Matters”): (i)  breach or inaccuracy of any representation or warranty made by Buyer in this Agreement or the Buyer Closing Certificates (without giving effect to any qualifications relating to materiality, material adverse effect or Material Adverse Effect for the purposes of determining the amount of the Damages that are the subject matter of a claim for indemnification thereunder provided, however, that the operation of this parenthetical shall not turn references to “Material Adverse Effect” to “Effect” for such purposes), (ii) any breach of or default in connection with any of the covenants or agreements made by Buyer in this Agreement; and (iii) any fraud, intentional misrepresentation or Willful Breach by or on behalf of Buyer.

12.3.     Limitations.

(a)     No Indemnified Person shall be entitled to indemnification in respect of any claim for indemnification that is made pursuant to Section 12.2(a)(i) or Section 12.2(b)(i) (and does not involve a Fundamental Representation or fraud, intentional misrepresentation or Willful Breach) unless and until the amount of Damages that have finally been determined to be indemnifiable pursuant to Section 12.2(a)(i) or Section 12.2(b)(i) exceeds US$650,000 (the “Threshold”). Once the Threshold has been reached, the Indemnified Person may be indemnified for all Damages (including the amount of the Threshold).

(b)     If the Share Purchase is consummated, recovery of up to an amount equal to US$13,600,000 (the “General Indemnification Limit”) (which amount is inclusive of the Escrow Cash and the Seller IP Rep Limit in the case of the Buyer Indemnifiable Matters) shall be the sole and exclusive remedy under this Agreement for the Indemnifiable Matters, except in the case of (i) any failure of the Seller IP Rep to be true and correct as aforesaid in which case Seller shall be liable for the amount of any Damages resulting therefrom; provided, however, that such liability shall be limited to an amount equal to US$34,000,000 (which amount is inclusive of the General Indemnification Limit) (the “Seller IP Rep Limit”), (ii) any failure of any of the Fundamental Representations to be true and correct as aforesaid, and (iii) any matters listed in Section 12.2(a)(ii)-(vii) and Section 12.2(b)(ii)-(iii) (collectively, the “Fundamental Matters”). In the case of the Fundamental Matters, Seller or Buyer, as applicable, shall be liable for the amount of any Damages resulting therefrom; provided, however, that such liability shall be limited to an amount equal to US$136,000,000 minus the Company Net Working Capital Shortfall (inclusive of the General Indemnification Limit and the Seller IP Rep Limit), except (x) in the case of any matters listed in Section 12.2(a)(ix), for which Seller shall be liable for the full amount of any Damages resulting therefrom without limitation, and (y) in the case of any matters listed in Section 12.2(b)(iii), for which Buyer shall be liable for the full amount of any Damages resulting therefrom without limitation. For avoidance of doubt, the aggregate amount recovered by Buyer in accordance with this Article 12 with respect to matters that are subject to the Seller IP Rep Limit, together with the aggregate amount recovered by Buyer in accordance with this Article 12 with respect to matters that are subject to the General Indemnification Limit, shall in no event exceed US$34,000,000. In no event shall Seller be required to indemnify Buyer for Damages that, in aggregate, are in excess of an amount equal to US$136,000,000 minus the Company Net Working Capital Shortfall, except in the case of any matters listed in Section 12.2(a)(ix), for which Seller shall be liable for the full amount of any Damages resulting therefrom without limitation.

(c)     The Buyer Indemnified Persons shall first seek recovery of Damages from the Escrow Cash. Notwithstanding anything to the contrary herein, the amounts that a Buyer Indemnified Person recovers from the Escrow Cash pursuant to Fundamental Matters or the Seller IP Rep shall not reduce the amount that a Buyer Indemnified Person may recover with respect to claims that are not Fundamental Matters or the Seller IP Rep. By way of illustration, assuming there are no other claims for indemnification, in the event that Damages resulting from a Fundamental Matter are first satisfied from the Escrow Cash and such recovery fully depletes the Escrow Cash, the maximum amount recoverable by a Buyer Indemnified Person pursuant to a subsequent claim that is not a Fundamental Matter shall continue to be the full dollar value of the Escrow Cash irrespective of the fact that the Escrow Cash was used to satisfy such Fundamental Matter (such that the total amount recoverable for such two claims would be the same regardless of the chronological order in which they were made).

(d)     Damages shall be calculated net of actual recoveries under existing insurance policies (in each case calculated, to the extent reasonably feasible, net of any actual collection costs, deductibles, co-payments, premium adjustments and retrospectively rated premiums); provided, that, no Indemnified Person shall be obligated to seek recovery under any insurance policies with respect to any particular Damages.

(e)     Notwithstanding anything to the contrary herein, (i) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (A) any investigation made, disclosure received, or knowledge obtained, by or on behalf of any Indemnified Person prior to the Closing regarding any failure, breach or other event or circumstance (provided that Buyer acknowledges that the representations and warranties in Article 3 shall be read together with the disclosures in the Seller Disclosure Letter to together constitute the representations and warranties of Seller hereunder (subject to any disclaimers in the Seller Disclosure Letter that a particular disclosure is given for informational purposes only without affecting the rights and remedies of the Indemnified Persons under this Article 12)) or (B) any waiver of any condition to the Closing related thereto and (ii) if an Indemnified Person’s claim under this Article 12 may be properly characterized in multiple ways in accordance with this Article 12 such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article 12.

(f)     Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for any Damages relating to any matter to the extent that such matter has been included as a downward adjustment in the calculation of the Share Purchase Consideration.

(g)     Following the Closing, this Article 12 shall constitute the sole and exclusive remedy for recovery of monetary Damages by the Indemnified Persons for all Indemnifiable Matters (it being understood that nothing in this Section 12.3(f) or elsewhere in this Agreement shall affect the parties’ rights (x) to an injunction or specific performance or other equitable relief to enforce the parties’ obligations under this Agreement or (y) in the case of fraud).

12.4.     Notice of Claim.

(a)     An “Indemnified Person” means a Buyer Indemnified Person or a Seller Indemnified Person, as applicable, seeking indemnification pursuant to this Article 12. An “Indemnifying Person” means any party providing indemnification pursuant to this Article 12.

(b)     As used herein, the term “Claim” means a claim for indemnification by any Indemnified Person for Damages under this Article 12. An Indemnified Person may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Indemnified Person, and an Indemnified Person shall promptly give written notice of such Claim executed by an officer of such Indemnified Person (a “Notice of Claim”) to the Indemnifying Person after the Indemnified Person becomes aware of the existence of any actual claim or circumstance that could reasonably give rise to a potential claim by an Indemnified Person for indemnification from the Indemnifying Person under this Article 12, arising out of or resulting from (i) any Indemnifiable Matter listed in Section 12.2 or (ii) the assertion, whether orally or in writing, against any Indemnified Person of a claim, demand or Action brought by a third party against such Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to a circumstance such Indemnified Person reasonably believes could be any Indemnifiable Matter.

(c)     The period during which claims may be initiated (the “Claims Period”) for indemnification for Damages arising out of or resulting from the Indemnifiable Matters (other than the Fundamental Matters) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the 9 month anniversary of the Closing Date. The Claims Period for indemnification for Damages arising out of or resulting from Fundamental Matters shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the date of expiration of the applicable statute of limitations.

(d)     Each Notice of Claim by an Indemnified Person given pursuant to this Section 12.4 shall contain the following information:

(i)     a good faith, non-binding preliminary estimate of the aggregate amount of Damages that have arisen or are expected to arise from such Claim; and

(ii)     a brief description, in reasonable detail (to the extent reasonably available to the Indemnified Person), of the facts, circumstances or events giving rise to such Damages based on the Indemnified Person’s good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Damages are related, (y) the identity of any third party claimant and (z) copies of any formal demand or complaint from any third party claimant.

Such Notice of Claim (x) need only specify such information to the knowledge of such officer of the Indemnified Person as of the date thereof, (y) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Notice of Claim and (z) may be updated and amended from time to time by an Indemnified Person by delivering an updated or amended Notice of Claim, so long as the delivery of the original Notice of Claim is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Notice of Claim; provided, that all claims for Damages properly set forth in a Notice of Claim or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period.

(e)     No delay or failure on the part of an Indemnified Person in giving the Indemnifying Person a Notice of Claim shall relieve the Indemnifying Person from any of its obligations under this Article 12 unless (and then only to the extent that) the Indemnifying Person is materially prejudiced thereby in terms of the amount of Damages the Indemnifying Person is obligated to indemnify the Indemnified Persons for.

12.5.     Defense of Third-Party Claims. Any Third-Party Claim shall be subject to the following procedures:

(a)     Defense by Indemnifying Person. The Indemnifying Person will have the right to assume the defense of such Third-Party Claim at its sole cost and expense with reputable legal counsel of its choosing (provided that such counsel is reasonably satisfactory to the Indemnified Person) by delivering written notice of such election, accompanied by a written acknowledgement of its obligation to indemnify the Indemnified Person with respect thereto up to applicable liability limit of the Indemnifying Person therefor under Section 12.3(b), to the Indemnified Person within 15 Business Days after receipt of the Notice of Claim describing such Third-Party Claim. The Indemnified Person may take any actions reasonably necessary to defend such Third-Party Claim prior to the time that it receives notice from Indemnitor as contemplated by the preceding sentence. If Indemnifying Person assumes the defense of the Third-Party Claim in accordance with this subsection (a), then:

(i)     The Indemnifying Person shall keep the Indemnified Person informed of all material developments relating to such Third-Party Claim. The Indemnified Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)     The Indemnified Person may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, unless the Indemnified Person shall reasonably determine that there is a conflict of interest between the Indemnifying Person, on the one hand, and the Indemnified Persons, on the other hand, in which case the reasonable fees and expenses of such counsel will be indemnified subject to the applicable liability limit of the Indemnifying Person therefor under Section 12.3(b) in the event the Indemnified Persons does not elect to assume the defense itself pursuant to Section 12.5(b)(iv), but such separate counsel shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.

(iii)     The Indemnifying Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person and does not involve any finding or admission of any wrongdoing by the Indemnified Person, (2) the sole relief provided in connection with such judgment, settlement or compromise is monetary damages that are paid in full by the Indemnifying Person concurrently with the effectiveness thereof or any other relief that is enforceable only against Indemnifying Person and (3) the Indemnifying Person shall not encumber the assets, properties or rights of any Indemnified Person or agree to any restriction or condition that would adversely affect any Indemnified Person.

(b)     Exceptions. Notwithstanding the foregoing, Indemnifying Person shall not be entitled to assume the defense of such Third-Party Claim (unless the Indemnified Person agrees otherwise in writing) in the event:

(i)     the Indemnifying Person has not confirmed in writing to the Indemnified Person that the Indemnifying Person will indemnify the Indemnified Person up to applicable liability limit of the Indemnifying Person therefor under Section 12.3(b) from and against any Damages based upon, resulting from, relating to or arising out of the Third-Party Claim;

(ii)     the Third-Party Claim involves (x) an injunction or other equitable relief or criminal allegations or (y) Intellectual Property matters;

(iii)     Damages sought under such Third-Party Claim (together with Damages sought under any other Claims then pending or in dispute) would reasonably be expected to exceed the applicable liability limit of the Indemnifying Person therefor under Section 12.3(b); or

(iv)     legal counsel to the Indemnified Person reasonably determines that the Indemnifying Person has a conflict of interest in representing the interests of the Indemnified Person (including because the Indemnified Person may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Person in respect of a Third-Party Claim).

(c)     Defense by Indemnified Person. In the event that the Indemnifying Person declines to assume the defense of such Third-Party Claim or is not entitled to assume the defense of such Third-Party Claim according to subsection (b) above, then the Indemnified Person will have the right to assume the defense of such Third-Party Claim with counsel of its choosing, provided that such counsel is reasonably satisfactory to the Indemnifying Person. If the Indemnified Person assumes the defense of the Third-Party Claim in accordance with this subsection (c), then:

(i)     The Indemnified Person shall keep Indemnifying Person informed of all material developments relating to such Third-Party Claim. Indemnifying Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)     Indemnifying Person may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, but shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.

(iii)     The Indemnified Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person and does not involve any finding or admission of wrongdoing by the Indemnifying Person, and (2) the Indemnified Person stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 12 in connection with such judgment, settlement or compromise.

(d)     Cooperation. The Indemnifying Person, Company and the Indemnified Person shall use commercially reasonable efforts to cooperate with the defense of any Third-Party Claim, including by (i) furnishing copies of documents, records or other information reasonably requested by the other party and (ii) providing access to employees whose assistance, testimony or presence is reasonably necessary to assist in the evaluation and defense of such Third-Party Claim (provided that any such access shall not unreasonably interfere with the business activities of either party or violate attorney-client privilege).

12.6.     Resolution of Notice of Claim. Each Notice of Claim given by an Indemnified Person shall be resolved as follows:

(a)     Uncontested Claims. If, within 30 days after a Notice of Claim is received by Indemnifying Person, Indemnifying Person does not contest such Notice of Claim in writing to Indemnified Person as provided in Section 12.6(b), Indemnifying Person shall be conclusively deemed to have consented, on behalf of Indemnifying Person, to the recovery by the Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 12.

(b)     Contested Claims. If Indemnifying Person gives Indemnified Person written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”), which notice shall specify in reasonable detail the basis for such objections, within the 30 day period specified in Section 12.6(a), then the Indemnifying Person and the Indemnified Person shall attempt in good faith for 30 days from the notice of a Contested Claim to agree upon the rights of the respective parties with respect to such Contested Claim. If the Indemnifying Person and the Indemnified Person are able to resolve such Contested Claim, then Indemnified Person and Indemnifying Person shall enter into a written settlement agreement with respect to the resolution of the Contested Claim. If the Indemnifying Person and the Indemnified Person are unable to resolve such Contested Claim, then either the Indemnifying Person or the Indemnified Person may bring suit with regards to the Contested Claim in accordance with the terms and provisions of Section 13.2.

(c)     Payment of Damages. The payment of any Claim pursuant to this Article 12 shall be effected by wire transfer of immediately available funds to an account designated by the Indemnified Persons, within five Business Days after the resolution of a Notice of Claim in accordance with the terms of this Section 12.6.

12.7.     Treatment of Indemnification Payments. Indemnifying Person and Indemnified Person agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article 12 as adjustments to the Share Purchase Consideration for all tax purposes, to the maximum extent permitted by Applicable Law.

12.8.     Other Indemnification Matters. Seller covenants and agrees to not seek indemnification, contribution or reimbursement from the Company or Buyer for or by reason of, any matter arising out of or relating solely to the operation of the Company Business prior to the Closing Date including pursuant to any intercompany arrangements providing for indemnification, contribution or reimbursement in favor of Seller from the Company as an Affiliate of Seller in existence on the Closing Date (but for clarity, the foregoing shall not limit Seller’s or the Company’s rights against each other pursuant to the terms of the Intercompany Contracts between them that are, in each case, listed on Schedule 3.28(a) of the Seller Disclosure Letter and will not terminate as of the Closing Date).

ARTICLE 13

MISCELLANEOUS

13.1.     Governing Law. The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

13.2.     Arbitration.

(a)     Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be exclusively settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules, save for as provided by sub-section (g).

(b)     There shall be three (3) arbitrators. The claimant(s), irrespective of number, shall jointly appoint one (1) arbitrator, the respondent(s), irrespective of number, shall jointly appoint one (1) arbitrator, and the two (2) arbitrators shall jointly appoint the third arbitrator; if the first two arbitrators are unable to agree upon a third arbitrator within 30 days after the first two arbitrators are appointed, the third arbitrator shall be appointed by the Hong Kong Mediation Council of the Hong Kong International Arbitration Centre.

(c)     The arbitral proceedings shall be confidential and be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 13.2, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 13.2 shall prevail.

(d)     In addition to the authority conferred upon the arbitral tribunal by the HKIAC Rules, the arbitral tribunal shall have the authority to order production of documents in accordance with the International Bar Association Rules on the Taking of Evidence in International Arbitration published by International Bar Association as current on the commencement of the arbitration.

(e)     The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. The Convention on the Recognition and Enforcement of Foreign Arbitral Awards shall apply to the enforcement of any arbitral award.

(f)     The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the State of Delaware (without regard to principles of conflict of laws thereunder) and shall not apply any other substantive law. The award shall be in writing and contain written findings of facts and conclusions of law.

(g)     Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if in its judgment such action is necessary to avoid irreparable harm of damages, from any court with competent jurisdiction over the other party pending the constitution of the arbitral tribunal. Despite of such action, the Parties will continue to participate in good faith in the arbitration procedures specified in this Agreement.

During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

13.3.     Assignment; Binding Upon Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties hereto; provided, that, without such consent, Buyer may transfer or assign, in whole or in part or from time to time, its rights and/or obligations hereunder to (i) one or more of its Affiliates, (ii) any lender providing financing (or any agent or collateral trustee for such lender) (including pursuant to the terms thereof to the extent necessary for the purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of such financing) or (iii) following the Closing, any successor in interest to a purchaser of all or substantially all of the assets or equities of Buyer; provided, however, that no such transfer or assignment will relieve Buyer of its obligations hereunder; provided, further that without the consent of Buyer, Seller may transfer or assign, in whole, its rights and obligations hereunder to any successor in interest or a purchaser of Seller by way of acquisition of shares, merger, consolidation or the purchase of all or substantially all of the assets or equity of Seller, provided such purchaser or successor in interest and its ultimate parent entity unconditionally and expressly assume in writing Seller’s obligations hereunder in their entirety. Any assignment in violation of this provision shall be void.

13.4.     Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

13.5.     Counterparts. This Agreement may be executed in any number of counterparts, including by facsimile, .PDF, e-mail or other electronic transmission, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

13.6.     Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court of the United States or any state having jurisdiction.

13.7.     Amendments and Waivers. Any term or provision of this Agreement may be amended, modified or supplemented only by a writing signed by Buyer and Seller, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby; provided, however, that the any term or provision of Article 14 may only be amended, modified or supplemented by a writing signed by Seller and each Guarantor. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. At any time prior to the Closing, each of the parties hereto, by action taken by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

13.8.     Expenses. Whether or not the Share Purchase is consummated, all transaction expenses shall be paid by the party incurring such expense, provided that if the Share Purchase is consummated all transaction expenses of any Group Company that are not already the responsibility of Seller shall be paid by Seller at the Closing (such transaction expenses of any Group Company not paid by Seller at the Closing, “Unpaid Transaction Expenses”).

13.9.     Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

13.10.     Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. In addition, each party shall send an email copy of such notice at the email addresses set forth below but such email shall not constitute notice for purposes of this Agreement. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 13.10:

If to Buyer or the Company (following the Closing):

Beijing E-town Chipone Technology Co., Ltd.

Building 61, No. 2 North Jing Yuan Street

Beijing Economic Technological Development Area

100176 Beijing, China

Attention: Shaokang Chen

Facsimile No.: (86) 10 8105-7875

Email: chenshaokang@etowncapital.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Gordon Davidson, David Michaels, and Ruomu Li
Facsimile No.:  (650) 988-8500
Email: gdavidson@fenwick.com, dmichaels@fenwick.com, and ruomu.li@fenwick.com

If to Guarantors:

Beijing E-town International Investment & Development Co., Ltd.

Building 61, No. 2 North Jing Yuan Street

Beijing Economic Technological Development Area

100176 Beijing, China

Attention: Meizhi Yan

Facsimile No.: (86) 10 8105-7875

Email: yanmeizhi@etowncapital.com

Chipone Technology (Beijing) Co., Ltd.

13th Floor, Tai Si Te Building

No. 31 Middle of North 3rd Ring Rd.

Haidian District, Beijing, 100088, China

Attention: Jianxun Cheng

Email: jxcheng@chiponeic.com

Facsimile No.: (86) 10 8200-2815

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Gordon Davidson, David Michaels, and Ruomu Li
Facsimile No.:  (650) 988-8500
Email: gdavidson@fenwick.com, dmichaels@fenwick.com, and ruomu.li@fenwick.com

If to Seller or the Company (prior to the Closing):

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Attention: Richard L. Leza

Email: richard.leza@exar.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304-1115

Attention: Jorge del Calvo, James J. Masetti, and Gurpreet Bal

Email: jorge@pillsburylaw.com, jim.masetti@pillsburylaw.com and gurpreet.bal@pillsburylaw.com

13.11.     Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

13.12.     No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.12.

13.13.     Further Assurances. Upon the reasonable request of the other party, each party will on or after the Closing cooperate with the other parties and execute and deliver such further instruments, documents and agreements and to give such further written assurances as may be reasonably required by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

13.14.     Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, consultant, contractor, Affiliate, equity holder or partner of any party hereto or any other Person unless specifically provided otherwise in this Section 13.14 and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; for clarity, Article 12 is intended to benefit the Indemnified Persons, who shall be considered third-party beneficiaries of this Agreement with full rights of enforcement as though each such Indemnified Person was a signatory to this Agreement.

13.15.     Public Announcement. Buyer, Seller and the Company and their respective Affiliates shall not issue any press release or make any public statement or make any filings with any Governmental Authority regarding the Share Purchase or the transactions contemplated hereby without the prior consent of the other parties hereto and first consulting with the other parties hereto (including by providing the other parties hereto the opportunity to review and comment thereon).

13.16.     Confidentiality.

(a)     Seller and Buyer, or an Affiliate of such party, each confirm that they have entered into the non-disclosure agreement (the “NDA”) and that they are each bound by, and shall abide by, the provisions of the NDA. If this Agreement is terminated, the NDA shall remain in full force and effect in accordance with its terms, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the NDA. The existence and terms of this Agreement, the Ancillary Agreements and the documents and instruments contemplated hereby and thereby, and the transactions contemplated hereby and thereby, shall constitute “Evaluation Material” under the NDA; provided, however, Buyer and Seller each agree that Seller shall be authorized and intends to file this Agreement (in its entirety except the Seller Disclosure Letter) on a Current Report on Form 8-K to be filed with the United States Securities and Exchange Commission promptly following execution of this Agreement.  Each of Buyer and Seller shall be authorized and intends to distribute a press release announcing the execution of this Agreement and the transactions contemplated hereby promptly following execution of this Agreement.  Each of Buyer and Seller shall use reasonable efforts to consult and discuss in good faith with the other party the form and content of such press release prior to its release and consider in good faith any reasonable changes that are suggested by the other party prior to releasing or making such press release.

(b)     For a period of three years after the Closing, Seller agrees to, and shall cause its Affiliates and their Representatives to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) any and all confidential and proprietary information solely relating to the Company Business (including any trade secrets, processes, “know-how”, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques or plans, designs and design projects, business acquisition plans, new personnel acquisition plans inventions and research projects, in each case relating solely to the Company Business), (ii) in the event that Seller or any such Affiliate or Representative is requested or required, in connection with any proceeding by or before a Governmental Authority, securities exchange or other self-regulatory authority to disclose any such information, Seller will provide Buyer with prompt written notice of such requirement so that Buyer may seek a protective order or other remedy or waive compliance with this Section 13.16(b), (iii) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 13.16(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that (A) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Seller or its Affiliates or their Representatives or (B) is or becomes rightfully known to Seller, its Affiliates or their Representatives after Closing, without restriction, from a source (other than Buyer and its Affiliates) not known to Seller or any such Affiliate or Representative to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, Buyer or its Affiliates that prohibits such disclosure.

(c)     For a period of three years after the Closing, Seller shall and shall cause its Affiliates and Representatives to undertake reasonable precautions to safeguard and protect all confidential or proprietary information with respect to the Company Business that they have retained, in accordance with the policies and procedures that are applicable to their own confidential information.

13.17.     Conflicts; Attorney Client Privilege.

(a)     Solely as between Buyer and Seller (and not any third party), Buyer waives and will not assert, and agrees to cause each Group Company to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any officer, director or employee of a Group Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, by any legal counsel currently representing any Group Company in connection with this Agreement or any other agreements or transactions contemplated thereby (the “Current Representation”).

(b)     Buyer waives and will not assert, and agrees to cause each Group Company to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with any Group Company related to this Agreement, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby, or to communications with any Person other than the Designated Persons.

13.18.     Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Ancillary Agreements and the Common Interest Agreement, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

13.19.     WAIVER OF JURY TRIAL(a)     . EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

ARTICLE 14

GUARANTEE

14.1.     Guarantee. To induce Seller to enter into this Agreement, Guarantors, each intending to be legally bound, each (on a joint and several basis) hereby absolutely, irrevocably and unconditionally guarantees to Seller the full, due and punctual payment as and when due of the payment obligations of Buyer under this Agreement and the Ancillary Agreements, including any obligations of Buyer to pay damages for breach of any obligations under this Agreement and any Ancillary Agreements (the “Obligations”). If Buyer fails to pay or perform the Obligations when due, then Guarantors’ liabilities to Seller pursuant to this Article 14 in respect of such Obligations shall, at Seller’s option, become immediately due and payable and Seller may at any time and from time to time, at Seller’s option, take any and all actions available hereunder or under Applicable Law against either or both of Guarantors to collect or perform the Obligations. Except as otherwise provided in this Agreement, all payments to be provided under this Article 14 shall be made in immediately available funds. Each Guarantor promises and undertakes, on a joint and several basis, to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. In furtherance of the foregoing, each Guarantor acknowledges that Seller may, in its sole discretion, bring and prosecute a separate action or actions against each or both Guarantors for the full amount or performance of the Obligations, regardless of whether any action is brought against Buyer. Each Guarantor agrees, on a joint and several basis, to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by Seller in connection with enforcement of its rights hereunder.

14.2.     Change in Obligations, Certain Waivers. Each Guarantor agrees that Seller may, in its sole discretion, at any time and from time to time, without notice to or further consent of Guarantors, extend the time of payment of the Obligations, and may also make any agreement with Buyer for the extension or renewal thereof, in whole or in part, without in any way impairing or affecting Guarantors’ obligations under this Article 14 or affecting the validity or enforceability of this Article 14. Each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of Seller to assert any claim or demand or to enforce any right or remedy against Buyer; (b) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of Section 13.7; (c) any change in the corporate existence, structure or ownership of Buyer; (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer; (e) the adequacy of any other means Seller may have of obtaining payment related to the Obligations; (f) the existence of any claim, set-off or other right which either or both Guarantors may have at any time against Buyer or Seller or any of their respective Affiliates, whether in connection with the Obligations or otherwise except as provided herein and except for claims, set-offs or other rights that may be asserted by Buyer; or (g) any discharge of either or both of Guarantors as a matter of Applicable Law or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor (other than as a result of, and to the extent of, full payment and performance of the Obligations in accordance with the terms of this Agreement). To the fullest extent permitted by Applicable Law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Applicable Law which would otherwise require any election of remedies by Seller. Each Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to Buyer pursuant to this Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Person interested in the transactions contemplated by this Agreement, and all suretyship defenses generally. Notwithstanding the foregoing, the Guarantors do not waive, and may assert, defenses to the performance or payment of the Obligations (x) that are available to Buyer under this Agreement, (y) in respect of a breach by Seller of this Article 14 or (z) in respect of fraud of Seller or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby; provided, however, that neither Guarantor may assert defenses that Buyer possess relating to (i) lack of validity or enforceability of this Agreement or any other Ancillary Agreement against Buyer arising from Buyer’s defective incorporation or lack of qualification to do business in any applicable jurisdiction, (ii) Buyer’s lack of corporate authority to enter into or perform this Agreement or any other Ancillary Agreement or the due execution and delivery thereof, or (iii) the termination of existence, dissolution, liquidation, insolvency, bankruptcy, receivership, or other reorganization of Buyer, as applicable). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Article 14 are knowingly made in contemplation of such benefits. Subject to Seller’s rights expressly set forth in this Agreement, Seller hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, this Agreement or the transactions contemplated thereby, against any of the Affiliates of Buyer other than each Guarantor or Buyer or their respective successors and assigns under this Agreement (such Affiliates of Buyer other than each Guarantor or Buyer or their respective successors and assigns under this Agreement, collectively, each a “Non-Recourse Party”).

14.3.     No Waiver; Cumulative Rights. No failure on the part of Seller to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Seller of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Seller shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of Seller’s rights against, Buyer or any other Person liable for the Obligations prior to proceeding against either or both Guarantors.

14.4.     Representations and Warranties of Guarantors. Each Guarantor hereby, separately and not jointly, represents and warrants:

(a)     the Guarantor is duly incorporated or organized, as applicable, validly existing and in good standing under the Applicable Laws of its jurisdiction or incorporation or organization, as applicable;

(b)     the Guarantor is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not be material to Guarantor’s ability to perform its obligations under this Article 14.

(c)     the execution, delivery and performance of this Article 14 have been duly authorized by all necessary action and do not contravene any provision of such Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any Applicable Law, except where such conflict would not be material to Guarantor’s ability to perform its obligations under this Article 14;

(d)     other than any consent, approval, Order or authorization of, filing or registration with, or notification to any Governmental Authority contemplated by this Agreement as being necessary for the entry into and consummation of the transactions contemplated thereunder, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Article 14 by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Article 14), except for any of the foregoing, if any, if not made or obtained by Guarantor would not be material to Guarantor’s ability to perform its obligations under this Article 14;

(e)     this Article 14 constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(f)     the Guarantor has the financial capacity to pay and perform when due its obligations under this Article 14

14.5.     Continuing Guarantee. Subject to Section 14.2 and notwithstanding anything to contrary in this Agreement (other than Section 14.2), this Guarantee (Article 14) may not be revoked or terminated and shall remain in full force and effect, and shall continue to be binding on each Guarantor and its successors or assigns until the Obligations have been paid and performed in full.

14.6.     No Recourse. Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Guarantors as expressly set forth herein. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Guarantors may be a partnership or limited liability company, Seller acknowledges and agrees that no Person other than each of the Guarantors has any obligation under this Article 14 and that no recourse shall be had under this Article 14, or for any claim based on, in respect of, or by reason of, such obligation or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, through Buyer or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Seller against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Applicable Law or otherwise. Subject to Seller’s rights expressly set forth in the Agreement, recourse against the Guarantors pursuant to this Article 14 shall be the sole and exclusive remedy of Seller and all of its Affiliates against the Guarantors in respect of any liabilities or obligations arising under, or in connection with, the Agreement or the transactions contemplated thereby.

14.7.     Nature of Guarantee(a). Seller shall not be obligated to file any claim relating to the Obligations in the event that Buyer becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Seller to so file shall not affect either or both Guarantor’s obligations hereunder. In the event that any payment to Seller in respect of any of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, each of the Guarantors shall remain liable under this Article 14 with respect to such Obligations as if such payment had not been made.

[Signature Page Next]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Beijing E-town Chipone Technology Co., Ltd.

By:

Name:   Peng An

Title:     Legal Representative

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Exar Corporation

By:

Name:    Richard L. Leza

Title:      Executive Chairman

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Solely for the purposes of Article 13 and Article 14:

Beijing E-Town International Investment & Development Co., Ltd.

By:

Name:     Yongzhong Lu

Title:       Legal Representative & Chairman

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Solely for the purposes of Article 13 and Article 14:

Chipone Technology (Beijing) Co., Ltd.

By:

Name:     Jinfang Zhang

Title:     Chairman & CEO

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

Exhibit A

Escrow Agreement

Exhibit B

License and Technology Agreement

Exhibit C

Intellectual Property Transfer Agreement

Exhibit D

Transition Services Agreement

Exhibit E

Facility License Agreement